Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

between

CONOPCO, INC.

and

McCORMICK & COMPANY, INCORPORATED

Dated as of November 13, 2007

i

SECTION 11.12. Waiver of Jury Trial	45
SECTION 11.13. Amendments	46
SECTION 11.14. Specific Enforcement	46

EXHIBITS

Form of Asia License Agreement	A
Form of License Agreement for Retained Technology	B
Form of General Bill of Sale, Assignment and Assumption Agreement	C
Form of U.S. Trademark Assignment	D
Form of Non-U.S. Trademark Assignment	E
Form of General Intellectual Property Assignment	F
Form of Transitional Services Agreement	G
Form of Manufacturing Agreement	H

SCHEDULES

Seller Affiliates	A

v

GLOSSARY OF DEFINED TERMS

Definition	Location of Defined Terms

Acquisition	Section 1.01
Adjusted Purchase Price	Section 2.03(c)
affiliate	Section 11.05(b)
Agreement	Preamble
Allocation	Section 9.01(a)(ii)
Ancillary Agreements	Section 3.02
Applicable Law	Section 3.03
Asia License Agreement	Section 1.02(b)
Assumed Liabilities	Section 1.04(a)
Assumed Product Returns	Section 1.04(a)(ii)
Brands	Recitals
Business	Section 11.05(b)
Business Contracts	Section 3.07(b)
business day	Section 11.05(b)
Business Material Adverse Effect	Section 11.05(b)
Canadian Marinades Business	Section 11.05(b)
Claims	Section 1.02(a)(viii)
Closing	Section 2.01
Closing Date	Section 2.01
Closing Date Payment	Section 2.02(b)
Closing Inventory	Section 2.03(a)
Code	Section 3.09(a)
Confidentiality Agreement	Section 5.03(a)
Consent	Section 3.03
Contracts	Section 1.02(a)(vii)
DOJ	Section 5.04(b)
$	Section 11.05(b)
Equipment	Section 1.02(a)(ii)
Excluded Assets	Section 1.02(b)
Excluded Technology License	Section 1.05
Extended HSR Clearance Date	Section 5.04(c)
Extension Conditions	Section 5.04(c)
Final Purchase Price	Section 2.03(c)
Financial Statements	Section 3.04(a)
FTC	Section 5.04(b)
GAAP	Section 2.03(a)
General Bill of Sale, Assignment and Assumption Agreement	Section 2.02(a)(iii)
Governmental Entity	Section 3.03

Definition	Location of Defined Terms

HSR Act	Section 3.03
HSR Consent Determination Notice	Section 5.04(d)
HSR Extension Request	Section 5.04(d)
HSR Meeting Request	Section 5.04(d)
including	Section 11.05(b)
Indemnified Party	Section 8.03(a)
Indemnifying Party	Section 8.03(a)
Independent Expert	Section 2.03(b)(ii)
Initial HSR Clearance Date	Section 5.04(b)
Inventory	Section 3.07(a)(ii)
Judgment	Section 3.03
knowledge of Seller	Section 11.05(b)
Liens	Section 3.05(a)
Losses	Section 8.01
Names	Section 10.02
Non-Requesting Party	Section 5.04(d)
Notice of Objection	Section 2.03(b)(i)
Other Transferred Intellectual Property	Section 1.02(a)(iv)
Outside Date	Section 7.01(a)(iv)
Permits	Section 1.02(a)(vi)
Permitted Liens	Section 3.05(a)
person	Section 11.05(b)
Power Packaging Agreement	Section 11.05(b)
Pre-Closing Tax Period	Section 3.09(a)
Proceeding	Section 1.04(b)(v)
Products	Section 11.05(b)
Purchase Price	Section 1.01
Purchaser	Preamble
Purchaser Indemnitees	Section 8.01
Purchaser Material Adverse Effect	Section 4.04
Requesting Party	Section 5.04(d)
Restricted Period	Section 1.02(b)
Retained Liabilities	Section 1.04(b)
Second Request	Section 5.04(c)
Seller	Preamble
Seller Affiliates	Recitals
Seller Indemnitees	Section 8.02
Seller Insurance Policies	Section 5.01(b)
Seller’s Promotional Liabilities	Section 1.04(a)(v)
Senior Officer Meeting	Section 5.04(c)

Definition	Location of Defined Terms

Statement	Section 2.03(a)
Statements of Assets and Liabilities	Section 3.04(a)
Statement Inventory	Section 2.03(a)
subsidiary	Section 11.05(b)
Survival Period	Section 8.04(a)
Target Inventory	Section 2.03(c)
Tax	Section 3.09(a)
Taxes	Section 3.09(a)
Taxing Authority	Section 3.09(a)
Tax Return	Section 3.09(a)
Technology	Section 1.02(a)(v)
Termination Fee	Section 5.04(d)
Termination Fee Payment Date	Section 5.04(d)
Territory	Section 5.06(a)
Third Party Claim	Section 8.03(a)
Trademarks	Section 1.02(a)(iii)
Transfer Taxes	Section 3.09(a)
Transferred Assets	Section 1.02(a)
Transferred Contracts	Section 1.02(a)(vii)
Transferred Equipment	Section 1.02(a)(ii)
Transferred Intellectual Property	Section 1.02(a)(iv)
Transferred Inventory	Section 1.02(a)(i)
Transferred Permits	Section 1.02(a)(vi)
Transferred Technology	Section 1.02(a)(v)
Transferred Trademarks	Section 1.02(a)(iii)
Transitional Services Agreement	Section 2.02(a)(vii)
Unaudited Management Account	Section 3.04(b)

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT dated as of November 13, 2007 (this “Agreement”), between CONOPCO, INC., a New York corporation (“Seller”), and McCORMICK & COMPANY, INCORPORATED, a Maryland corporation (“Purchaser”).

WHEREAS Seller, directly or indirectly through the affiliates of Seller identified on Schedule A (collectively, the “Seller Affiliates”), manufactures, markets, distributes and sells the Lawry’s®, Adolph’s® and Spatini® brands (the “Brands”) of marinades, spice and seasonings products. Seller wishes to sell to Purchaser, and Purchaser wishes to purchase from Seller, the Transferred Assets, upon the terms and subject to the conditions of this Agreement. In addition, Purchaser has agreed to assume from Seller and the Seller Affiliates the Assumed Liabilities, upon the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, the parties hereby agree as follows:

ARTICLE I

Purchase and Sale of Transferred Assets

SECTION 1.01.  Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller agrees to, and agrees to cause the Seller Affiliates to, sell, transfer, assign and deliver to Purchaser, and Purchaser agrees to purchase, acquire and accept from Seller and the Seller Affiliates, all of Seller’s and the Seller Affiliates’ right, title and interest in, to and under the Transferred Assets for (i) an aggregate purchase price of $605,000,000 (the “Purchase Price”), payable as set forth in Section 2.02(b) and subject to adjustment as set forth in Section 2.03, and (ii) the assumption of the Assumed Liabilities. The purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities are collectively referred to in this Agreement as the “Acquisition”.

SECTION 1.02.  Transferred Assets and Excluded Assets.  (a)  The term “Transferred Assets” means all of Seller’s and the Seller Affiliates’ right, title and interest in, to and under the following assets as they exist at the time of Closing:

(i) all finished goods owned by Seller or any of the Seller Affiliates on the Closing Date (other than any finished goods bearing the “Knorr” name or mark) that are used or held for use exclusively in the operation or conduct of the Business (collectively, the “Transferred Inventory”);

(ii) all other tangible personal property and interests therein, including all machinery, equipment and molds (“Equipment”), owned by Seller or any of the Seller Affiliates and set forth in Schedule 1.02(a)(ii) (the “Transferred Equipment”);

(iii) all trademarks, service marks, trademark registrations, service mark registrations, trademark applications and service mark applications (including, in each instance, moral rights and common law rights, if any) (“Trademarks”) that are used or held for use exclusively in the operation or conduct of the Business, including those set forth in Schedule 1.02(a)(iii) (collectively, the “Transferred Trademarks”);

(iv) all trade names, trade dress and domain names, copyrights (registered or unregistered), designs (registered or unregistered), and all registrations and applications for registration of any of the foregoing, in each case that are used or held for use exclusively in the operation or conduct of the Business, including those that are identified on Schedule 1.02(a)(iv) (collectively, the “Other Transferred Intellectual Property” and, together with the Transferred Trademarks, the “Transferred Intellectual Property”);

(v) all trade secrets, proprietary inventions, know-how, formulae (including recipes), processes, procedures, research records, records of inventions, specifications, test and other information, new product concepts, market surveys and marketing know-how (“Technology”) owned by Seller or any of the Seller Affiliates that are used or held for use exclusively in, or that arise exclusively out of, the operation or conduct of the Business (the “Transferred Technology”);

(vi) all permits, licenses, franchises, approvals or authorizations from any Governmental Entity (“Permits”) issued to Seller or any Seller Affiliate that are used or held for use exclusively in the operation or conduct of the Business to the extent such Permits are transferable (the “Transferred Permits”);

(vii) all legally binding contracts, leases, subleases, licenses, indentures, agreements, commitments and other legally binding instruments (“Contracts”) set forth in Schedule 3.07 (other than the Power Packaging Agreement), and all other Contracts to which Seller or any of the Seller Affiliates is a party or by which Seller or any of the Seller Affiliates is bound that are used or held for use exclusively in, or that arise exclusively out of, the operation or conduct of the Business (the “Transferred Contracts”);

(viii) all rights to assert claims, demands, actions, suits and causes of action, whether class, individual or otherwise in nature, in law or in equity, including any claim, demand, action, suit or cause of action for damages, injunctive relief, declaratory relief or other relief under the laws of any foreign country or the United States or any State thereof (collectively, “Claims”) of Seller or any Seller Affiliate to the extent relating to any Transferred Asset or any Assumed Liability, other than (A) any such items arising under insurance policies and (B) all Seller’s or any of the Seller Affiliates’ Claims under the antitrust laws of any foreign country or the United States or any State thereof, unfair competition, unfair practices, price discrimination, unitary pricing, consumer protection, fraud prevention or trade practice laws (in any such case, domestic or foreign), that Seller or any of the Seller Affiliates, in any capacity, ever had, now has or may or shall have in the future, whether known or unknown, relating in any way to (x) the Business’s purchase or procurement of any good, service or product at any time up until the Closing or (y) Seller’s or any of the Seller Affiliates’ purchase or procurement of any good, service or product for, or on behalf of, the Business at any time up until the Closing, along with any and all recoveries by settlement, judgment or otherwise in connection with any such Claims;

(ix) all books of account, general, financial and accounting records, files, invoices, customers’ and suppliers’ lists, other distribution lists, billing records, sales and promotional literature, manuals, customer and supplier correspondence and files relating to the Transferred Trademarks, in each case owned by Seller or any of the Seller Affiliates that are used or held for use exclusively in, or that arise exclusively out of, the operation or conduct of the Business, whether in possession of Seller or any Seller Affiliate or any other person, except to the extent relating to the Excluded Assets or the Retained Liabilities and except to the extent not reasonably separable from documents or databases that do not relate exclusively to the Business;

(x) all prepaid expenses that are used or held for use exclusively in, or that arise exclusively out of, the operation or conduct of the Business;

(xi) all uniform product codes used exclusively for the Products; and

(xii) all goodwill of the Business.

(b)  Purchaser acknowledges and agrees that the sale, transfer, assignment and delivery of the Transferred Assets to Purchaser is subject to the execution and delivery at the Closing by Purchaser of a royalty-free license in the form attached hereto as Exhibit A (the “Asia License Agreement”) to Seller to manufacture, market, distribute or sell any products under the Adolph’s® brand in China, Hong Kong, Philippines and Singapore during the period commencing on the Closing Date and ending on the date that is three years after the Closing Date (the “Restricted Period”). Notwithstanding anything to the contrary contained in this Agreement, the Transferred Assets shall not include any assets or rights other than the assets specifically listed or described in Section 1.02(a) and shall expressly exclude the following assets (collectively, the “Excluded Assets”), which shall not be sold, transferred, assigned or delivered to Purchaser:

(i) all cash, cash equivalents or securities of Seller or any of the Seller Affiliates;

(ii) all accounts, notes receivable and similar rights to receive payments of Seller or any of the Seller Affiliates on the Closing Date arising out of the operation or conduct of the Business on or prior to the Closing;

(iii) all Claims of Seller or any of the Seller Affiliates relating to any other Excluded Asset or any Retained Liability, including (A) any such items arising under insurance policies, (B) all guarantees, warranties, indemnities and similar rights in favor of Seller or any Seller Affiliate in respect of any other Excluded Asset or any Retained Liability and (C) all Claims under the antitrust laws of any foreign country or the United States or any State thereof, unfair competition, unfair practices, price discrimination, unitary pricing, consumer protection, fraud prevention or trade practice laws (in any such case, domestic or foreign) that Seller or any of the Seller Affiliates, in any capacity, ever had, now has or may or shall have in the future, whether known or unknown, relating in any way to (x) the Business’s purchase or procurement of any good, service or product at any time up until the Closing or (y) Seller’s or any of the Seller Affiliates’ purchase or procurement of any good, service or product for, or on behalf of, the Business at any time up until the Closing, along with any and all recoveries by settlement, judgment or otherwise in connection with any such Claims;

(iv) any shares of capital stock of any affiliate of Seller or any of the Seller Affiliates;

(v) any assets relating to any employee benefit plan in which any employees of Seller, any of the Seller Affiliates or any of their respective affiliates participate;

(vi) any refunds or credits, claims for refunds or credits or rights to receive refunds or credits from any Taxing Authority with respect to Taxes paid or to be paid by Seller, any of the Seller Affiliates or any of their respective affiliates relating to any Pre-Closing Tax Period;

(vii) any records (including accounting records) related to Taxes paid or payable by Seller, any of the Seller Affiliates or any of their respective affiliates and all financial and Tax records relating to the Business that form part of Seller’s, any of the Seller Affiliates’ or any of their respective affiliates’ general ledger;

(viii) all records prepared in connection with the sale of the Business, including bids received from third persons and analyses relating to the Business;

(ix) all rights of Seller or any of the Seller Affiliates under this Agreement and any other agreements, certificates and instruments relating to the sale of the Business (or any portion thereof) or otherwise delivered in connection with this Agreement;

(x) the names and marks “Unilever”, “Bestfoods”, “Unilever Bestfoods”, “Unilever Foodsolutions”, “Knorr” and “Carb Options” (in any

style or design), and any name or mark derived from, similar to or including any of the foregoing;

(xi) all real property, leaseholds and other interests in real property of Seller or any of the Seller Affiliates;

(xii) all division or corporate-level services of the type currently provided to the Business by Seller, any of the Seller Affiliates or any of their respective affiliates;

(xiii) all uniform product codes not used exclusively for the Products; and

(xiv) all patents (including all reissues, divisions, continuations and extensions thereof), patent applications and patent rights owned by Seller or any Seller Affiliate.

(c)  Purchaser acknowledges and agrees that Seller, the Seller Affiliates and their respective affiliates may continue to manufacture, market, distribute and sell, or have manufactured, marketed, distributed or sold on their behalf, products under the Adolph’s® brand in China, Hong Kong, Philippines and Singapore in accordance with the Asia License Agreement during the Restricted Period and that the Other Transferred Intellectual Property and Transferred Technology may be used in connection with such activities in accordance with the Asia License Agreement.

SECTION 1.03.  Consents to Certain Assignments. (a)  Notwithstanding anything in this Agreement to the contrary (other than Section 1.03(b)), this Agreement shall not constitute an agreement to transfer or assign, directly or indirectly, any asset or any claim or right or any benefit arising under or resulting from such asset if an attempted direct or indirect assignment thereof, without the consent of a third party, would constitute a breach, default, violation or other contravention of the rights of such third party, would be ineffective with respect to any party to an agreement concerning such asset, claim or right, or would in any way adversely affect the rights of Seller or any of the Seller Affiliates or, upon transfer, Purchaser under such asset, claim or right. If any direct or indirect transfer or assignment by Seller or any of the Seller Affiliates to Purchaser, or any direct or indirect acquisition or assumption by Purchaser of, any interest in, or liability, obligation or commitment under, any asset, claim or right requires the consent of a third party, then such transfer or assignment or assumption shall be made subject to such consent being obtained.

(b)  If any such consent is not obtained prior to the Closing, the Closing shall nonetheless take place on the terms set forth herein and, thereafter, Purchaser and Seller shall use their respective reasonable best efforts to secure such consent as promptly as practicable after the Closing and shall cooperate in any lawful and commercially reasonable arrangement reasonably proposed by Purchaser under which (i) Purchaser shall obtain (without infringing upon the legal rights of such third party or violating any Applicable Law) the economic claims, rights and benefits (net of the amount of any related Tax costs imposed on Seller, any of the Seller Affiliates or any of their respective affiliates imposed on post-Closing income so transferable to Purchaser) under the Transferred Asset with respect to which the consent has not been obtained in accordance with this Agreement and (ii) Seller shall bear any incremental economic burden resulting from implementation of any such alternative arrangement pursuant to this Section 1.03 (other than the amount of any such related Tax costs borne by Purchaser pursuant to clause (i) above) because a third party consent has not been obtained in accordance with this Agreement.

SECTION 1.04.  Assumption of Liabilities. (a)  Upon the terms and subject to the conditions of this Agreement, Purchaser shall assume, effective as of the Closing, and shall pay, perform and discharge when due, and indemnify, defend and hold harmless from and after the Closing Seller, each of the Seller Affiliates and each of their respective affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives from and against all of the following obligations, liabilities and commitments whether express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due, arising out of, relating to or otherwise in respect of the Transferred Assets, the Business or the operation or conduct of the Business (collectively, the “Assumed Liabilities”):

(i) all obligations, liabilities and commitments of Seller or any of the Seller Affiliates under the Transferred Contracts and the Transferred Permits, arising, in each case, after the Closing Date, except for any liabilities arising from a default by Seller or any Seller Affiliate occurring on or prior to the Closing Date under any Transferred Contract or Transferred Permit;

(ii) all obligations, liabilities and commitments for refunds, adjustments, allowances, repairs, exchanges, returns and warranty or similar Claims, in each case in respect of requests for returns in the ordinary course of business with respect to Products sold by the Business prior to the Closing; provided that the aggregate amount of such assumed obligations, liabilities and commitments (other than in respect of returns caused by Purchaser for reasons other than a product defect) shall not exceed $350,000 in any one month (the “Assumed Product Returns”);

(iii) all Taxes (including one-half of the aggregate amount of any Transfer Taxes) arising out of, relating to or in respect of the Business and the Transferred Assets for all taxable periods other than the Pre-Closing Tax Periods;

(iv) all obligations, liabilities and commitments accruing, arising out of or relating to the operation or conduct of the Business or the use or ownership of the Transferred Assets, in each case after the Closing Date, including obligations, liabilities and commitments in respect of any and all products sold by the Business after the Closing Date (including in respect of product liability claims);

(v) all obligations, liabilities and commitments (A) arising under or in respect of (x) the advertising commitments set forth in Schedule 1.04(a)(v) or (y) any advertising commitments entered into or assumed by Seller or any of the Seller Affiliates on or after the date of this Agreement in accordance with the terms of this Agreement and (B) for trade promotions and consumer promotions (x) as set forth in Schedule 1.04(a)(v) or (y) planned or committed on or after the date of this Agreement in accordance with the terms of this Agreement, in each case in respect of any and all Products of the Business (including the Transferred Inventory) sold by Purchaser after the Closing Date; provided that the obligations, liabilities and commitments assumed by Purchaser pursuant to this clause (v) shall in no event exceed $20,000,000 in the aggregate (any such obligations, liabilities and commitments described in this clause (v) in excess of $20,000,000 in the aggregate, the “Seller’s Promotional Liabilities”) and

(vi) all liabilities arising from the termination or modification by Purchaser or any of its affiliates after the Closing Date of any relationship or agreement existing on the date hereof between Seller or any of its affiliates, on the one hand, and any distributor, on the other hand, to the extent such distributorship relationship or agreement relates to the Business.

(b)  Notwithstanding any other provision of this Agreement, Purchaser shall not assume any Retained Liability, each of which shall be retained and paid, performed and discharged when due by Seller and the Seller Affiliates. The term “Retained Liabilities” means:

(i) all obligations, liabilities and commitments of Seller or any of the Seller Affiliates to the extent relating to or arising out of the Excluded Assets;

(ii) all accounts payable and all accrued liabilities pertaining to Product sales of Seller or any of the Seller Affiliates existing on the Closing Date and arising out of the operation or conduct of the Business on or before the Closing Date;

(iii) all Taxes arising out of, relating to or in respect of the Business and the Transferred Assets imposed upon Seller or any of the Seller Affiliates or any present or former affiliate of Seller or any of the Seller Affiliates for all Pre-Closing Tax Periods;

(iv) all obligations, liabilities and commitments of Seller or any of the Seller Affiliates to the extent arising from the employment of any employee by the Seller or any of the Seller Affiliates;

(v) all obligations, liabilities and commitments of Seller or any of the Seller Affiliates to the extent relating to or arising out of any suit, action or proceeding (a “Proceeding”) or Claim (other than any Proceeding or Claim relating to Assumed Product Returns), in each case pending on or before the Closing Date;

(vi) all liabilities under the Power Packaging Agreement (it being acknowledged that nothing in this Section 1.04(b)(vi) is intended to be inconsistent with, nor to affect the parties’ respective obligations under, Sections 4, 7, 8 or 9 of the Transitional Services Agreement;

(vii) all obligations, liabilities and commitments in respect of Products sold by the Business on or prior to the Closing Date, including obligations, liabilities and commitments for any personal injury claims or product recalls arising out of or resulting from defective products sold by the Business prior to the Closing, other than the Assumed Product Returns;

(viii) the Seller’s Promotional Liabilities; and

(ix) all other liabilities, obligations and commitments of Seller or any of the Seller Affiliates not listed in Section 1.04(a).

(c)  Purchaser agrees to reimburse Seller, dollar for dollar, in the event that any of Seller’s or a Seller Affiliate’s customers offset any Assumed Liability against accounts payable by such customer to Seller or such Seller Affiliate. Seller agrees to, and to cause the Seller Affiliates to, provide notice to Purchaser of any such offset for which Seller or such Seller Affiliate is entitled to be reimbursed by Purchaser pursuant to this Section 1.04(c). Purchaser shall pay Seller promptly following receipt of notice of any such offset by a customer (together with supporting documentation).

(d)  Seller agrees to reimburse Purchaser, dollar for dollar, in the event that any of Purchaser’s or its affiliates’ customers offset any Retained Liability against accounts payable by such customer to Purchaser or its affiliates. Purchaser agrees to provide notice to Seller of any such offset for which Purchaser is entitled to be reimbursed by Seller pursuant to this Section 1.04(d). Seller shall pay Purchaser promptly following receipt of notice of any such offset by a customer (together with supporting documentation).

SECTION 1.05.  License Agreement for Retained Technology. At the Closing, Seller will execute and deliver a paid-up license (in the form attached hereto as Exhibit B) to Purchaser of any right or asset owned or controlled by Seller or any Seller Affiliate that (a) is used or held for use in connection with the operation or conduct of the Business on the Closing Date and (b) would constitute Other Transferred Intellectual Property or Transferred Technology but for the fact that is it used, or held for use, by Seller or a Seller Affiliate in the operation or conduct of the Business as well as other operations or activities (the “License Agreement for Retained Technology”).

ARTICLE II

Closing and Post-Closing Purchase Price Adjustment

SECTION 2.01.  Closing. The closing of the Acquisition (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019, at 10:00 a.m. on the second business day following the satisfaction (or, to the extent permitted, the waiver) of the condition set forth in Section 6.01(a), or, if on such day any other condition set forth in Article VI has not been satisfied (or, to the extent permitted, waived by the party or parties entitled to the benefit thereof), as soon as practicable after all the conditions set forth in Article VI have been satisfied (or, to the extent permitted, waived by the party or parties entitled to the benefit thereof), or at such other place, time and date as may be agreed by Seller and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Closing shall be deemed to be effective as of 11:59 p.m., on the Closing Date.

SECTION 2.02.  Transactions To Be Effected at the Closing. At the Closing:

(a)  Seller shall deliver or cause to be delivered by the Seller Affiliates to Purchaser (i) a duly-executed counterpart of the Asia License Agreement, (ii) a duly-executed counterpart of the License Agreement for Retained Technology, (iii) duly-executed bills of sale and general assignment and assumption agreements with respect to all tangible Transferred Assets, all Transferred Contracts and all Assumed Liabilities, in the form of Exhibit C (each, a “General Bill of Sale, Assignment and Assumption Agreement”), (iv) duly-executed and notarized assignments of all U.S. Transferred Trademarks and the goodwill associated exclusively with the U.S. Transferred Trademarks suitable for recording in the United States Patent and Trademark Office in the form of Exhibit D, (v) a duly-executed and notarized general assignment for all other Transferred Trademarks and the goodwill associated exclusively with the other Transferred Trademarks in the form of Exhibit E (it being understood that (A) Seller shall also deliver or cause to be delivered by the Seller Affiliates to Purchaser such duly-executed and notarized assignments for recording outside of the United States in such forms substantially identical to the form of Exhibit E as may be reasonably provided to Seller by Purchaser not less than 30 days prior to the Closing Date and (B) any legalization required for the recording of any such assignment outside of the United States may be effectuated after the Closing and shall be at the sole cost and responsibility of Purchaser), (vi) duly-executed and notarized general assignments of all Other Transferred Intellectual Property and Transferred Technology, in the form of Exhibit F, (vii) a duly-executed counterpart of a transitional services agreement between Seller and Purchaser, in the form of Exhibit G (the “Transitional Services Agreement”), (viii) a duly-executed counterpart of a manufacturing agreement between an affiliate of Seller and Purchaser, in the form of Exhibit H (the “Manufacturing Agreement”) and (ix) the certificates required by Sections 6.02(a) and 6.02(b) of this Agreement (it being understood that such certificates, bills of sale, assignments, licenses and other instruments of transfer shall not require Seller to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement); and

(b)  Purchaser shall deliver to Seller and the Seller Affiliates (i) payment, by wire transfer of immediately available funds to one or more accounts designated in writing by Seller (such designation to be made at least one business day prior to the Closing Date), in an amount equal to (A) the Purchase Price plus or minus (B) an estimate, prepared by Seller and delivered to Purchaser at least one business day prior to the Closing Date, of any adjustment to the Purchase Price under Section 2.03 (the Purchase Price plus or minus such estimate of any adjustment under Section 2.03 being hereinafter called the “Closing Date Payment”), (ii) a duly-executed counterpart of the Asia License Agreement, (iii) a duly-executed counterpart of the License Agreement for Retained Technology, (iv) duly-executed counterparts of each General Bill of Sale, Assignment and Assumption Agreement, (v) a duly-executed counterpart of the Transitional Services Agreement, (vi) a duly-executed counterpart of the Manufacturing Agreement and (vii) the certificates required by Sections 6.03(a) and 6.03(b) of this Agreement (it being understood that such certificates shall not require Purchaser to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement).

SECTION 2.03.  Post-Closing Purchase Price Adjustment. (a)  The Statement. Within 60 days after the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the “Statement”), setting forth the value of the Transferred Inventory (the “Statement Inventory”) as of 11:59 p.m. on the Closing Date (“Closing Inventory”) calculated net of reserves in accordance with the principles set forth on Schedule 2.03 and otherwise in accordance with United States generally accepted accounting principles (“GAAP”). Purchaser shall assist Seller and its independent auditors and other representatives in the preparation of the Statement and shall provide Seller and its independent auditors and other representatives any information reasonably requested and shall provide them access at all reasonable times to the personnel, properties, books and records of the Business for such purpose. Purchaser and its agents shall be permitted to observe any physical inventory taken to determine the Closing Inventory.

(b)  Objections; Resolution of Disputes.

(i) Unless Purchaser notifies Seller in writing within 60 days after Seller’s delivery of the Statement of any objection to the computation of Closing Inventory set forth therein (the “Notice of Objection”), the Statement shall become final and binding. During such 60-day period Purchaser and its representatives shall be permitted to review the working papers of Seller relating to the Statement and shall be granted reasonable access to appropriate personnel of Seller responsible for preparing such Statement. Any Notice of Objection shall specify in reasonable detail the basis for the objections set forth therein and shall include a certification by the Chief Financial Officer of Purchaser that such Notice of Objection has been prepared in accordance with this Section 2.03. Any Notice of Objection shall include only objections based on (A) mathematical errors in the computation of Closing Inventory or (B) Closing Inventory not having been calculated in accordance with the principles set forth on Schedule 2.03. Seller and Purchaser acknowledge that (x) the sole purpose of the determination of Closing Inventory is to adjust the Closing Date Payment so as to reflect, based solely on the operation of the Business, the amount, if any, by which the book value of the Statement Inventory as of the close of business on the Closing Date deviates from the Target Inventory and (y) such amount, if any, can be determined only if the calculation is done using the same accounting principles, practices, methodologies and policies used in the preparation of the Statements of Assets and Liabilities.

(ii) If Purchaser provides the Notice of Objection to Seller within such 60-day period, Purchaser and Seller shall, during the 60-day period following Seller’s receipt of the Notice of Objection, attempt in good faith to resolve Purchaser’s objections. During such 60-day period, Seller and its independent auditors and other representatives shall be permitted to review the working papers of Purchaser relating to the Notice of Objection and the basis therefor and shall be granted reasonable access to appropriate personnel of Purchaser responsible for preparing such Notice of Objection. If Purchaser and Seller are unable to resolve all such objections within such 60-day period, the matters remaining in dispute that were properly included in the Notice of Objection shall be submitted to KPMG LLP (or, if such firm declines to act, to another nationally recognized public accounting firm mutually agreed upon by Purchaser and Seller in writing and, if Purchaser and Seller are unable to so agree within 10 days after the end of such 60-day period, then Purchaser and Seller shall each select such a firm and such firms shall jointly select a third nationally recognized firm to resolve the disputed matters (such selected firm being the “Independent Expert”)). The parties shall instruct the Independent Expert to render its reasoned written decision as promptly as practicable but in no event later than 60 days after its selection. The resolution of disputed items by the Independent Expert shall be final and binding, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Independent Expert shall be borne equally by Purchaser and Seller. After the Statement shall have become final and binding, Purchaser shall have no further right to make any claims against Seller in respect of (i) any element of Closing Inventory that Purchaser raised, or could have raised, in the Notice of Objection or (ii) any payment made pursuant to Section 2.03(c).

(c)  Adjustment Payment. The Purchase Price shall be increased by the amount by which Closing Inventory exceeds $12,000,000 (the “Target Inventory”), and the Purchase Price shall be decreased by the amount by which Closing Inventory is less than the Target Inventory (the Purchase Price as so increased or decreased being hereinafter called the “Adjusted Purchase Price”). Within 10 days after the Statement has become final and binding in accordance with Section 2.03(b), (i) if the Closing Date Payment is less than the Adjusted Purchase Price, Purchaser shall pay to Seller an amount equal to such difference, plus simple interest thereon at a rate of 5% per annum from the Closing Date to the date payment is made in full, and (ii) if the Closing Date Payment is greater than the Adjusted Purchase Price, Seller shall pay to Purchaser an amount equal to such difference, plus simple interest thereon at a rate of 5% per annum from the Closing Date to the date payment is made in full (the Closing Date Payment as so increased or decreased being hereinafter called the “Final Purchase Price”). Any such payment hereunder shall be made by wire transfer of immediately available funds to an account designated in writing by Purchaser or Seller, as the case may be.

(d)  Closing Books and Records. Except for the consummation of the Closing, Purchaser and Seller agree that on the Closing Date itself the Business shall be conducted in the ordinary course in a manner substantially consistent with past practice.

ARTICLE III

Representations and Warranties of Seller

Seller hereby represents and warrants to Purchaser as follows:

SECTION 3.01.  Organization and Standing. Seller is validly existing and in good standing under the laws of the State of New York. Each of the Seller Affiliates is validly existing under the laws of its jurisdiction of organization as set forth opposite its name on Schedule A. Each of Seller and each of the Seller Affiliates has full corporate power and authority to enable it to own, lease or otherwise hold the Transferred Assets owned, leased or otherwise held by it and to conduct the Business as presently conducted by it. Other than the Seller Affiliates, no affiliate of Seller (a) manufactures, markets, distributes or sells food products under the Brands (other than the Adolph’s ® brand in China, Hong Kong, Philippines and Singapore) or (b) owns, possesses or has any right to use any Transferred Asset, other than rights to use a Transferred Asset that shall be terminated as of the Closing.

SECTION 3.02.  Authority; Execution and Delivery; Enforceability. Seller has full corporate power and authority to execute this Agreement and the other agreements and instruments to be executed and delivered in connection with this Agreement (the “Ancillary Agreements”) to which it is, or is specified to be, a party and to consummate the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Each of the Seller Affiliates has full corporate power and authority to execute the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the transactions contemplated to be consummated by it by such Ancillary Agreements. Seller has taken all corporate action required by its Certificate of Incorporation and By-laws to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to authorize the consummation of the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Each of the Seller Affiliates has taken all corporate action required by its comparable organizational documents to authorize the execution and delivery of the Ancillary Agreements to which it is, or is specified to be, a party and to authorize the consummation of the transactions contemplated to be consummated by it by such Ancillary Agreements. Seller has duly executed and delivered this Agreement and at or prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will upon the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles. Each of the Seller Affiliates at or prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and each Ancillary Agreement to which it is, or is specified to be, a party will upon the Closing constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles.

SECTION 3.03.  No Conflicts or Violations; No Consents or Approvals Required. Except as set forth in Schedule 3.03, the execution and delivery by Seller of this Agreement do not, the execution and delivery by Seller and each of the Seller Affiliates of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of, in the case of Seller, the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements, or, in the case of each of the Seller Affiliates, the transactions contemplated to be consummated by it by such Ancillary Agreements, will not conflict with, or result in any breach of or constitute a default under, or result in the creation of any Lien (other than Permitted Liens or Liens caused by Purchaser) upon any of the Transferred Assets under, any provision of (i) in the case of Seller, its Certificate of Incorporation or By-laws and, in the case of each of the Seller Affiliates, its comparable organizational documents, (ii) except as set forth in Schedule 3.03, any material Business Contract (as defined in Section 3.07(b)) or (iii) any material judgment, order or decree (“Judgment”) or material statute, law, ordinance, rule or regulation (“Applicable Law”) applicable to Seller or any of the Seller Affiliates or any of the Transferred Assets. No consent, approval or authorization (“Consent”) of, or registration, declaration or filing with, any Federal, state, local or foreign court of competent jurisdiction, governmental agency, authority, instrumentality or regulatory body (a “Governmental Entity”), is required to be obtained or made by or with respect to Seller or any of the Seller Affiliates in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition, other than (A) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) compliance with and filings under Section 13(a) of the Exchange Act, (C) those that may be required solely by reason of Purchaser’s (as opposed to any third party’s) participation in the Acquisition and the other transactions contemplated hereby and by the Ancillary Agreements, and (D) those the failure of which to obtain or make would not reasonably be expected to be material to the Business.

SECTION 3.04.  Financial Information. (a)  Schedule 3.04(a) sets forth (i) the audited Combined Statements of Assets and Liabilities at December 31, 2006 and 2005 (the “Statements of Assets and Liabilities”) and (ii) the audited Combined Statements of Revenues and Expenses for the years ended December 31, 2006, 2005 and 2004, in each case of the Business (with the exception of the Canadian Marinades Business), together with the notes to such financial statements (the “Financial Statements”). The Financial Statements present fairly, in all material respects, the assets and liabilities of the Business (with the exception of the Canadian Marinades Business) as of December 31, 2006 and 2005 and the related revenues and expenses of its operations for each of the three years ended December 31, 2006, 2005 and 2004, in conformity with GAAP.

(b)  Schedule 3.04(b) sets forth an unaudited Statement of Net Sales and Profit Before Indirects for the 9 months ended September 30, 2007 of the Business (with the exception of the Canadian Marinades Business) (the “Unaudited Management Account”). The Unaudited Management Account was prepared in conformity with GAAP applied on a consistent basis except with respect to the absence of footnotes required thereby. The Unaudited Management Account presents fairly, in all material respects, in accordance with Seller’s historical accounting principles, practices, methodologies and policies, the net proceeds of sales and profit before indirect expenses of the Business (with the exception of the Canadian Marinades Business) for the 9 months ended September 30, 2007.

(c)  Consistent with certain information furnished to Purchaser prior to the date of this Agreement, the net sales (turnover) of the Canadian Marinades Business was not less than US$2.0 million for the fiscal year ended December 31, 2006, and is not currently expected to be less than US$2.0 million for the fiscal year ending December 31, 2007.

SECTION 3.05.  Good and Valid Title. (a)  Seller or one of the Seller Affiliates has, or as of the Closing Date will have, good and valid title to all Transferred Assets (other than de minimis Transferred Assets), other than those set forth in Schedule 3.05 or sold or otherwise disposed of since the date of the most recent Statement of Assets and Liabilities not in violation of this Agreement, in each case free and clear of all mortgages, liens, charges, claims, pledges or other encumbrances of any kind (collectively, “Liens”), except (i) such Liens as are set forth in Schedule 3.05, (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (iii) Liens arising under original purchase price conditional sales Contracts, (iv) Liens for Taxes and other governmental charges that are not yet due and payable and (v) other imperfections of title, licenses or encumbrances, if any, which do not impair the continued use and operation of the assets to which they relate in the conduct of the Business as presently conducted (the Liens described in clauses (i) through (v) above are referred to collectively as “Permitted Liens”).

(b)  This Section 3.05 does not relate to intellectual property, such items being the subject of Section 3.06.

SECTION 3.06.  Intellectual Property. (a)  With respect to the Transferred Trademarks, Schedule 1.02(a)(iii) sets forth a complete and accurate list of the trademarks, service marks and trademark and service mark registrations and applications in each case used or held for use exclusively in the operation or conduct of the Business anywhere in the world as of the date of this Agreement, other than such trademark and service mark registrations and applications that are immaterial to the operation and conduct of the Business as conducted in jurisdictions outside the United States, Canada and Puerto Rico as of the date of this Agreement, together with, as to each registration and application, certain information to the extent readily available to Seller, including registration number, application number, next renewal date, class or classes, goods and/or services, registered proprietor and the jurisdictions where such Transferred Trademarks are registered or where applications have been filed. Except as set forth on Schedule 3.06(a), (i) the Transferred Intellectual Property and the Transferred Technology include all intellectual property (including moral rights and common law rights, if any) used or held for use exclusively in the operation or conduct of the Business; and (ii) the Transferred Intellectual Property and the Transferred Technology, together with the rights licensed under the License Agreement for Retained Technology, comprise all intellectual property (including moral rights and common law rights, if any) used or held for use in the operation or conduct of the Business. Except as set forth in Schedule 3.06(a), Seller or one of the Seller Affiliates is the sole and exclusive owner of title to the Transferred Intellectual Property and the Transferred Technology and no license fees in respect of any Transferred Intellectual Property or Transferred Technology are required for the use by Seller or the applicable Seller Affiliate of the Transferred Intellectual Property or Transferred Technology.

(b)  Except as set forth in Schedule 3.06(b), (i) within the last three years no Proceeding has been commenced and, to the knowledge of Seller, no Claims have been asserted, in either case to Seller, to any Seller Affiliate or to any other person by any person with respect to, or challenging or questioning, the ownership, validity, enforceability or use of any Transferred Intellectual Property or any Transferred Technology and (ii) to the knowledge of Seller, there is no valid basis for any such Claim.

(c)  Except as set forth in Schedule 3.06(c), to the knowledge of Seller, (i) the use or other exploitation of the Transferred Intellectual Property and the Transferred Technology in the operation and conduct of the Business does not infringe the rights of any other person, (ii) no person is infringing the rights of Seller or Seller Affiliates with respect to the Transferred Intellectual Property or the Transferred Technology and (iii) the use or other exploitation of the Technology that is not Transferred Technology and that is used or held for use in connection with the operation or conduct of the Business as of the date of this Agreement does not infringe the rights of any other person.

(d)  Except as set forth in Schedule 3.06(d), neither Seller nor any of the Seller Affiliates has granted any license, and no licensee has granted any sublicense, in each case of any kind relating to any Transferred Intellectual Property or Transferred Technology. Neither Seller nor any of the Seller Affiliates is bound by or a party to any option, license or similar Contract relating to any intellectual property of any other person for the use of such intellectual property in the conduct of the Business, except (i) as set forth in Schedule 3.06, (ii) for non-exclusive licenses to end users of machinery and equipment in the ordinary course of business and (iii) for so-called “shrink wrap” and other non-customized license agreements relating to computer software licensed to Seller or one of the Seller Affiliates in the ordinary course of business. Except as set forth in Schedule 3.06, no material claims are pending or, to the knowledge of Seller, threatened as of the date of this Agreement against Seller or any of the Seller Affiliates by any person claiming that use of any of the Transferred Intellectual Property in the operation or conduct of the Business as currently conducted infringes the intellectual property rights of any such person.

(e)  Except as set forth in Schedule 3.06(e) and other than (i) rights in connection with co-packing arrangements and (ii) cross-promotional rights entered into in the ordinary course of business, neither Seller nor any of the Seller Affiliates is a party to or bound by any license, sublicense, option or other agreement relating in whole or in part to the Transferred Intellectual Property.

(f)  None of Seller or Seller’s Affiliates owns or controls any patents, patent applications or patent rights that are used in the conduct of the Business as of the date of this Agreement.

(g)  To the extent necessary for Seller’s and the Seller Affiliates’ operation of the Business, Seller and the Seller Affiliates have obtained assignments of copyright executed by each author of works subject to any material copyright used in the conduct of the Business as of the date of this Agreement, including photographers, web designers and advertising agencies.

SECTION 3.07.  Contracts. (a)  Except (x) as set forth in Schedule 3.07, (y) for Contracts relating to Excluded Assets and (z) Contracts entered into after the date of this Agreement in accordance with Section 5.01 of this Agreement, neither Seller nor any of the Seller Affiliates is a party to or bound by any Contract that is used or held for use exclusively in, or that arises exclusively out of, the operation or conduct of the Business (other than this Agreement and the Ancillary Agreements) and that is:

(i) a covenant not to compete;

(ii) (A) a Contract that will remain in effect after the Closing Date for the future purchase of materials, supplies, equipment, raw materials, packaging or commodities (other than (x) purchase Contracts and orders for raw materials, work in process, finished goods, supplies, packaging materials and other inventories (“Inventory”) in the ordinary course of business and (y) purchase orders for the co-packing or manufacturing of Products of the Business in the ordinary course of business), (B) a management, service, consulting or other similar Contract or (C) an advertising Contract, in each case, under which Seller and the Seller Affiliates have an aggregate future liability to any person (other than Seller or one of the Seller Affiliates) in excess of $75,000 and which is not terminable by Seller or one of the Seller Affiliates by notice of not more than 60 days for a cost of less than $50,000;

(iii) a lease or similar Contract with any person (other than Seller or one of the Seller Affiliates) under which Seller or one of the Seller Affiliates is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any person which lease or similar Contract has an aggregate future liability in excess of $75,000 and which is not terminable by Seller or one of the Seller Affiliates by notice of not more than 60 days for a cost of less than $50,000;

(iv) any other Contract that has an aggregate future liability to any person (other than Seller or one of the Seller Affiliates) in excess of $100,000 and which is not terminable by Seller or one of the Seller Affiliates by notice of not more than 60 days for a cost of less than $50,000 (other than purchase orders, sales orders and Contracts with brokers);

(v) any Contract with any person (other than Seller or any Seller Affiliate) providing for a joint venture or partnership;

(vi) any sales agency or distribution Contract with respect to Products involving annual consideration in excess of $75,000 and which is not terminable by Seller or one of the Seller Affiliates by notice of not more than 60 days for a cost of less than $50,000;

(vii) any Contract existing between Seller or any Seller Affiliate and any Governmental Entity the loss of which would materially adversely interfere with the operation of the Business as presently conducted;

(viii) a Contract with Seller, any Seller Affiliate or any of their respective affiliates (other than Contracts that shall be terminated as of the Closing);

(ix) any contract with a term of more than one year or that may be renewed at the option of any person other than Seller or a Seller Affiliate for a term of more than one year;

(x) any Contracts (other than Contracts relating to obligations, liabilities and commitments described in Section 1.04(a)(v)) providing for rebates, discounts, bonuses or commissions in excess of $50,000 with respect to the sale of any Product (or in excess of $200,000 for all such Contracts);

(xi) any Contract providing for production by Seller or any Seller Affiliate of any Product on an exclusive or requirements basis; and

(xii) any co-packing agreements with third parties with respect to the packaging of any Product with a term of more than one year.

(b)  Except as set forth in Schedule 3.07, all Transferred Contracts required to be listed in Schedule 3.07 (such Contracts, the “Business Contracts”) are in all material respects valid, binding and in full force and effect and are enforceable by Seller or the applicable Seller Affiliate in accordance with their terms, subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles. Except as set forth in Schedule 3.07, Seller or the applicable Seller Affiliate has performed all material obligations required to be performed by it to date under the Business Contracts, and it is not in breach or default thereunder and, to the knowledge of Seller, no other party to any Business Contract, as of the date of this Agreement, is in breach or default of any material obligation thereunder.

SECTION 3.08.  Permits. Schedule 3.08 contains a complete and accurate list of the Transferred Permits. Except as set forth in Schedule 3.08, (i) all Transferred Permits are validly held by Seller or one of the Seller Affiliates, and Seller or the applicable Seller Affiliate has complied in all material respects with the terms and conditions thereof, (ii) during the twelve months immediately preceding the date of this Agreement neither Seller nor any of the Seller Affiliates has received written notice of any Proceeding relating to the revocation or modification of any such Transferred Permits the loss of which would reasonably be expected to materially adversely affect the Business and (iii) none of such Transferred Permits would reasonably be expected to be subject to suspension, modification, revocation or non-renewal as a result of the execution and delivery of this Agreement or the consummation of the Acquisition, except for any immaterial suspensions, modifications, revocations or non-renewals.

SECTION 3.09.  Taxes. (a)  For purposes of this Agreement:

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Pre-Closing Tax Period” shall mean all taxable periods ending on or before the Closing Date and the portion ending on the Closing Date of any taxable period that includes but does not end on the Closing Date.

“Tax” or “Taxes” shall mean all forms of taxation imposed by any Federal, state, provincial, local, foreign or other Taxing Authority, including income, franchise, property, sales, use, excise, employment, unemployment, payroll, social security, estimated, value added, ad valorem, transfer, recapture, withholding, health and other taxes of any kind, including any interest, penalties and additions thereto.

“Taxing Authority” shall mean any Federal, state, provincial, local or foreign government, any subdivision, agency, commission or authority thereof or any quasi-governmental body exercising tax regulatory authority.

“Tax Return” shall mean any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including any amendment made with respect thereto.

“Transfer Taxes” shall mean all sales (including bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar Taxes and fees arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement.

(b)  Except as set forth in Schedule 3.09(b), (i) all material Tax Returns required to be filed by the Code or by applicable state, provincial, local or foreign Tax laws to the extent such Tax Returns relate to the Transferred Assets or the Business for Pre-Closing Tax Periods have been timely filed or will be timely filed by Seller or an affiliate, (ii) all material Taxes due on such Tax Returns with respect to the Transferred Assets and the Business have been paid in full or will be timely paid in full by the due date thereof, (iii) no material Claims are being asserted in writing with respect to any Taxes with respect to the Transferred Assets or the Business and (iv) no material Tax liens with respect to the Transferred Assets or the Business have been filed. For purposes of this Section 3.09(b), any Tax Returns, Taxes, Claims, or Tax Liens shall be considered material if the amount of Taxes shown thereon or the amount of Taxes thereof exceeds, individually or in the aggregate, $100,000.

(c)  Seller is not a “foreign person” within the meaning of Section 1445 of the Code. Certain of the Seller Affiliates are foreign persons within the meaning of Section 1445 of the Code, but none of the assets to be transferred by such Seller Affiliates pursuant to this Agreement constitutes a “United States real property interest” within the meaning of Section 897(c)(l) of the Code.

SECTION 3.10.  Proceedings. Schedule 3.10(a) sets forth a list as of the date of this Agreement of each pending Proceeding (as to which a complaint has been served on Seller or any Seller Affiliate) against Seller or any of the Seller Affiliates which relates to the Transferred Assets or the Business and pursuant to which a party seeks (a) more than $75,000 from Seller or any of the Seller Affiliates, or (b) injunctive relief that would materially adversely affect the Business or prohibit the consummation of the Acquisition. Except as set forth in Schedule 3.10(b), there are not any unsatisfied Judgments against Seller or any Seller Affiliate with respect to the Transferred Assets or the Business, other than de minimis Judgments. This Section 3.10 does not relate to intellectual property matters, such items being the subject of Section 3.06.

SECTION 3.11.  Absence of Changes or Events. Except as set forth in Schedule 3.11 or Schedule 5.01, since the date of the Unaudited Management Account (a) there has not been a Business Material Adverse Effect and (b) neither Seller nor any Seller Affiliate has taken or failed to take any action which action or failure to act would violate Section 5.01 if such action or failure to act were to occur after the date hereof. Purchaser acknowledges that there may be disruption to the operation of the Business as a result of the execution of this Agreement and any announcement thereof (including the identity of Purchaser) and the consummation of the transactions contemplated hereby, and Purchaser agrees that any such disruptions do not and shall not constitute a breach of this Section 3.11.

SECTION 3.12.  Compliance with Applicable Laws. The Business is in compliance in all material respects with all Applicable Laws. This Section 3.12 does not relate to matters with respect to Taxes, which are the subject of Section 3.09.

SECTION 3.13.  Relationships with Customers. Except as set forth in Schedule 3.13, to the knowledge of Seller, none of the 10 largest customers of the Business based on dollar sales for the year ended December 31, 2006, has, as of the date of this Agreement, canceled (or threatened in writing a material discontinuance of) its relationship with the Business.

SECTION 3.14.  Trade Secrets. All trade secrets of Seller and the Seller Affiliates that are included in the Transferred Technology have been maintained by Seller and the Seller Affiliates subject to secrecy safeguards in a manner substantially consistent with the manner in which Seller maintains the confidentiality of its trade secrets generally. To the knowledge of Seller, no third party that is not duly authorized by Seller or a Seller Affiliate has misappropriated any trade secrets that are included in the Transferred Technology.

ARTICLE IV

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Seller as follows:

SECTION 4.01.  Organization and Standing. Purchaser is validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted by it.

SECTION 4.02.  Authority; Execution and Delivery; Enforceability. Purchaser has full corporate power and authority to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Purchaser has taken all corporate action required by its organizational documents to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to authorize the consummation of the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Purchaser has duly executed and delivered this Agreement and at or prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will upon the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles.

SECTION 4.03.  No Conflicts or Violations; No Consents or Approvals Required. Except as set forth in Schedule 4.03, the execution and delivery by Purchaser of this Agreement do not, the execution and delivery by Purchaser of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements, will not, conflict with, or result in any breach of or constitute a default under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Purchaser, or any of its subsidiaries under, any provision of (i) the organizational documents of Purchaser or any of its subsidiaries, (ii) any Contract to which Purchaser or any of its subsidiaries is a party or by which any of its properties or assets is bound or (iii) any Judgment or Applicable Law applicable to Purchaser or any of its subsidiaries or its properties or assets. No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Acquisition other than (A) compliance with and filings under the HSR Act, (B) compliance with and filings under Section 13(a) of the Exchange Act, (C) those that may be required solely by reason of Seller’s and the Seller Affiliates’ (as opposed to any third party’s) participation in the Acquisition and the other transactions contemplated hereby and by the Ancillary Agreements, and (D) those the failure of which to obtain or make would not reasonably be expected to be material to the Purchaser’s ability to consummate the Acquisition.

SECTION 4.04.  Proceedings. There are not any (a) outstanding Judgments against Purchaser or any of its subsidiaries, (b) Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its subsidiaries or (c) investigations by any Governmental Entity that are pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its subsidiaries that, in any such case, would reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the Acquisition (a “Purchaser Material Adverse Effect”).

SECTION 4.05.  Availability of Funds; Solvency. (a)  Purchaser has cash available or has borrowing capacity which together are sufficient to enable it to consummate the Acquisition and the other transactions contemplated by this Agreement.

(b)  As of the Closing and immediately after consummating the Acquisition and the other transactions contemplated by this Agreement, Purchaser will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair salable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (ii) have unreasonably small capital with which to engage in its business, including the Business, or (iii) have incurred or plan to incur debts beyond its ability to repay such debts as they become absolute and matured.

ARTICLE V

Covenants

SECTION 5.01.  Covenants Relating to Conduct of the Business.  (a)  Except for matters (x) set forth in Schedule 5.01, (y) expressly agreed to by Purchaser or (z) expressly contemplated by the terms of this Agreement, from the date of this Agreement to the Closing Date, Seller shall, and shall cause the Seller Affiliates to, conduct the Business in all material respects in the ordinary course in a manner substantially consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve the material business relationships with customers, suppliers, distributors and others with whom Seller and the Seller Affiliates deal in connection with the conduct of the Business in the ordinary course of business. Notwithstanding the foregoing, Purchaser acknowledges and agrees that relationships with Seller and certain of its affiliates providing services to the Business will terminate as of the Closing as contemplated in Section 10.03 and that such termination shall not constitute a breach of this Agreement. In addition, except as set forth in Schedule 5.01 or as otherwise contemplated by the terms of this Agreement, Seller shall not, and shall cause the Seller Affiliates not to, do any of the following in connection with the Business without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed) to the extent permitted by Applicable Law:

(i) subject any of the Transferred Assets to any Lien of any nature whatsoever that would have been required to be set forth in Schedule 3.05 if existing on the date of this Agreement;

(ii) waive any Claims or rights of material value that relate exclusively to the Business;

(iii) sell, lease, license or otherwise dispose of any Transferred Asset that is material to the Business, except (A) Inventory and obsolete or excess Equipment sold or disposed of in the ordinary course of business, (B) any Excluded Asset described in Section 1.02(b) and (C) leases entered into in the ordinary course of business with aggregate annual lease payments not in excess of $100,000;

(iv) fail to maintain any Transferred Trademarks or fail to maintain in any material respect any Other Transferred Intellectual Property or any Transferred Technology (in either case other than in the ordinary course of business in a manner substantially consistent with past practice) or grant to any person a license in respect of any Transferred Intellectual Property or Transferred Technology;

(v) other than in the ordinary course of business in a manner substantially consistent with past practice, fail to pay or otherwise satisfy (except if being contested in good faith) any material accounts payable, liabilities or obligations of the Business when due and payable;

(vi) enter into any new Contract that would be required to be listed on Schedule 3.07(a) if it were in effect on the date of this Agreement; or

(vii) agree, whether in writing or otherwise, to do any of the foregoing.

(b)  Seller shall use its reasonable best efforts to keep, or to cause to be kept, all insurance policies currently maintained with respect to the Transferred Assets (the “Seller Insurance Policies”), or suitable replacements therefor, in full force and effect through 11:59 p.m. on the Closing Date; it being understood that any and all Seller Insurance Policies are owned and maintained by Seller and its affiliates (and do not exclusively relate to the Business). Purchaser will not have any rights under the Seller Insurance Policies from and after the Closing Date.

SECTION 5.02.  Access to Information. Seller shall, and shall cause the Seller Affiliates to, afford to Purchaser and its accountants, counsel and other representatives reasonable access, upon reasonable prior notice during normal business hours during the period prior to the Closing, to (i) personnel engaged primarily in the conduct of the Business and (ii) properties, books, Contracts, commitments and records relating exclusively to the Business (other than the Excluded Assets), including unaudited Statements of Net Sales and Profit Before Indirects; provided, however, that in each case such access does not unreasonably disrupt the normal operations of Seller or any of the Seller Affiliates or the Business. Nothing contained in this Section 5.02 shall obligate Seller or any of its affiliates to breach any duty of confidentiality owed to any person whether such duty arises contractually, statutorily or otherwise.

SECTION 5.03.  Confidentiality. (a)  Purchaser acknowledges that the information being provided to it in connection with the Acquisition and the consummation of the other transactions contemplated hereby is subject to the terms of a confidentiality agreement between Purchaser and Seller (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Business (other than the Excluded Assets and the personnel engaged in the conduct of the Business); provided, however, that Purchaser acknowledges that any and all other information provided to it by Seller or Seller’s representatives concerning Seller and its affiliates shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date.

(b)  From and after the Closing Date, Seller shall, and shall cause its affiliates to, treat as confidential any proprietary or other confidential information that is a Transferred Asset in a manner substantially consistent with the manner in which Seller maintains the confidentiality of its own proprietary or other confidential information as of the date of this Agreement.

SECTION 5.04. Reasonable Best Efforts. (a)  On the terms and subject to the conditions of this Agreement (including Section 5.04(c) hereof), each of Seller and Purchaser shall use its reasonable best efforts to cause the Closing to occur, including taking all actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its affiliates with respect to the Closing. Each of Seller and Purchaser shall not, and shall cause their respective affiliates not to, take any actions that would, or that could reasonably be expected to, result in any of the conditions set forth in Article VI not being satisfied.

(b)  Each of Seller and Purchaser shall as promptly as practicable, and, in the case of their initial notification and report form required pursuant to the HSR Act, in no event later than 30 calendar days following the execution and delivery of this Agreement, (i) file or cause to be filed with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act and (ii) make such other filings as are necessary in other jurisdictions in order to comply with all Applicable Laws relating to competition and shall promptly provide any supplemental information requested by applicable Governmental Entities relating thereto. Any such filing, notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act or such other Applicable Law. Each of Seller and Purchaser shall furnish in confidence to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or such other Applicable Law. Each of Seller and Purchaser shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other applicable Governmental Entity and shall comply promptly with any such inquiry or request and shall promptly provide any supplemental information requested in connection with the filings made hereunder pursuant to the HSR Act or such other Applicable Law. Any such supplemental information shall be in substantial compliance with the requirements of the HSR Act or such other Applicable Law.

(c)  Without limitation of the covenants set forth in Sections 5.04 (a) and 5.04(b), each party shall use its reasonable best efforts to obtain any clearance required under the HSR Act (“HSR Clearance”) or other Applicable Law for the consummation of the Acquisition. For purposes of this Section 5.04(c), the obligation of the Purchaser to use “reasonable best efforts” to obtain HSR Clearance or any clearance required under any other Applicable Law for the consummation of the Acquisition shall include its commitment to divest its Season-All® brand business (the “Season-All® Business”) on the basis set forth in Schedule 5.04(c) if necessary to obtain HSR Clearance; provided, however, the parties agree that (i) such commitment of Purchaser to divest the Season-All® Business is contingent on obtaining HSR Clearance and successfully Closing the Acquisition; and (ii) Purchaser shall not be required to divest any assets other than its Season-All® Business in connection with satisfying its obligation to use reasonable best efforts to obtain HSR Clearance or clearance under any other Applicable Law for the consummation of the Acquisition.

(d)  In the event that the parties receive a second information request in response to the HSR Act filing (the “Second Request”), the parties will use their respective reasonable best efforts to respond to such Second Request as promptly as possible and counsel for both parties will closely cooperate with each other during the entire Second Request review process. If, notwithstanding the reasonable best efforts of the parties to obtain HSR Clearance by July 31, 2008 (the “Initial HSR Clearance Date”) (including the commitment by Purchaser to divest the Season-All® Business on the terms set forth in Section 5.04(c)), the parties have not obtained HSR Clearance by July 11, 2008, then, provided that the Extension Conditions (as hereinafter defined) are satisfied, either Purchaser or Seller (in such capacity, the “Requesting Party”), may in good faith provide a written notice (the “HSR Extension Request”) to the other party (such other party, in such capacity, the “Non-Requesting Party”) requesting that such Non-Requesting Party consent to an extension of the Initial HSR Clearance Date until October 31, 2008 (the “Extended HSR Clearance Date”), which consent will not be unreasonably withheld or delayed by the Non-Requesting Party. If the Non-Requesting Party has not provided the Requesting Party written notice that it has consented to the HSR Extension Request within four business days following its receipt of the HSR Extension Request, the Requesting Party may provide written notice to the Non-Requesting Party no later than July 18, 2008 (the “HSR Meeting Request”) requesting that the Chairman and/or Chief Executive Officer of Purchaser and the President of the Americas of Seller discuss the HSR Extension Request (a “Senior Officer Meeting”). Such Senior Officer Meeting shall occur not more than five business days following the date of the HSR Meeting Request. The Non-Requesting Party shall notify the Requesting Party not more than three business days following the Senior Officer Meeting whether it has consented to the HSR Extension Request (the “HSR Consent Determination Notice”). As used herein, the “Extension Conditions” are that all conditions to the Requesting Party’s obligation to close the Acquisition as set forth in Section 6.01(a) (other than obtaining HSR Clearance) and (x) in the event Seller is the Requesting Party, Section 6.02 of this Agreement (other than with respect to representations, warranties and covenants that would be materially true and correct upon HSR Clearance being obtained) and (y) in the event Purchaser is the Requesting Party, Section 6.03 of this Agreement (other than with respect to representations, warranties and covenants that would be materially true and correct upon HSR Clearance being obtained), respectively, have been satisfied.

(e)  Until the later to occur of (x) the Initial HSR Clearance Date and (y) if the Non-Requesting Party consents to the HSR Extension Request, the close of business on the Extended HSR Clearance Date, the parties will continue to use their respective reasonable best efforts to obtain HSR Clearance. If (i) prior to obtaining the HSR Clearance, the Non-Requesting Party notifies the Requesting Party in a HSR Consent Determination Notice that it does not consent to the HSR Extension Request or (ii) the Non-Requesting Party consents to a HSR Extension Request but HSR Clearance is not obtained prior to the close of business on the Extended HSR Clearance Date, then either party may, upon written notice to the other party, terminate this Agreement in accordance with Section 7.01(a)(v) hereof. If either party terminates this Agreement in accordance with Section 7.01(a)(v) hereof, Purchaser shall, provided the Termination Fee Conditions (as hereinafter defined) are satisfied, pay to Seller by wire transfer of immediately available funds, within five business days following the date of such termination (the “Termination Fee Payment Date”), a termination fee in the amount of thirty million dollars ($30,000,000) (the “Termination Fee”); so long as the Extension Conditions remain satisfied, such payment to be in full and final settlement of any and all obligations that may be owed by Purchaser to Seller arising out of this Agreement or the transactions contemplated herein, including the termination thereof. As used herein, the “Termination Fee Conditions” are that all conditions to Purchaser’s obligation to close the Acquisition as set forth in Section 6.01(a) (other than obtaining HSR Clearance) and Section 6.02 of this Agreement (other than with respect to representations, warranties and covenants that would be materially true and correct upon HSR Clearance being obtained) have been satisfied. No Termination Fee shall be payable to Seller by Purchaser unless and until the termination of this Agreement in accordance with Section 7.01(a)(v) hereof and under no other circumstances. Interest shall accrue on any portion of the Termination Fee not paid on or prior to the Termination Fee Payment Date at an annual rate of 12.0% from and after the day immediately following the Termination Fee Payment Date to and including the date on which Seller shall have received full payment of the Termination Fee.

SECTION 5.05. Brokers or Finders. Each of Purchaser and Seller represents, as to itself and its affiliates, that no agent, broker, investment banker or other firm or person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except (a) as to Seller and its affiliates, Lehman Brothers, whose fees and expenses will be paid by Seller and (b) as to Purchaser and its affiliates, Goldman Sachs, whose fees and expenses will be paid by Purchaser.

SECTION 5.06. Non-Competition.

(a)  Except as provided in Section 5.06(b), from the Closing Date until the third anniversary of the Closing Date, Seller agrees, for itself and for its affiliates, not to, directly or indirectly manufacture, market, distribute or sell (x) seasoned salt, dry spice blends, meat tenderizers and marinades (other than any product labeled and marketed as a salad dressing that may be used as a marinade) of the type that the Business sells as of the Closing Date through retail channels (including club stores and “cash & carry” stores) to end-users located in the Territory (as defined below) or (y) branded seasoned salt, branded dry spice blends or meat tenderizers of the type that the Business sells as of the Closing Date through foodservice channels to customers located in the Territory (each of the activities described in the foregoing clauses (x) and (y), a “Competing Activity”); provided, that Seller and its affiliates may collectively own or acquire, directly or indirectly, (i) securities of a corporation or other entity which engages in any Competing Activity if they do not, directly or indirectly, own more than 10% of the aggregate outstanding equity securities of such corporation or entity, (ii) solely as a passive investment without voting rights to elect directors of the issuer, any instrument of indebtedness (that is not convertible or exchangeable for equity securities, except as may be permitted by clause (i) above) of any entity engaged in any Competing Activity and (iii) securities or other ownership interests of any entity engaged in any Competing Activity within the Territory if such Competing Activity within the Territory accounts for less than 10% of such entity’s consolidated annual revenues or assets. For purposes of this section, “Territory” shall mean the United States, Canada and Puerto Rico. For the avoidance of doubt, any product of Seller or its affiliates manufactured, marketed, distributed or sold in the Territory primarily as a product of the type described in clauses (x) or (y) of Section 5.06(a) shall be subject to Section 5.06(a).

(b)  Notwithstanding anything in Section 5.06(a) to the contrary, Seller, the Seller Affiliates and their respective subsidiaries shall not be prevented from (i) engaging in the business of manufacturing, marketing, distributing and selling seasoning blends, gravies, gravy mixes and sauces, (ii) engaging in, conducting or having an ownership interest in any business that supplies goods or services primarily to Seller and its affiliates, so long as such business’s supply of goods or services to entities other than Seller and its affiliates does not violate the terms of Section 5.06(a), (iii) engaging in the business of manufacturing, marketing, distributing and selling any marinades packaged in per-unit sizes of at least one-half gallon to club stores and “cash & carry” stores, (iv) manufacturing any product within the Territory so long as such product is ultimately sold in a manner that does not violate the restrictions on sale contained in Section 5.06(a), (v) selling Products of the Canadian Marinades Business on behalf of Purchaser as provided in Section 5.09(b), and (vi) treating the provisions of Section 5.06(a) as having terminated at the time and to the extent none of Purchaser and its subsidiaries continues to conduct in any material respect any aspect of the Business.

SECTION 5.07. Exclusivity. From the date hereof through the earlier of (x) the Closing Date and (y) the termination of the Agreement in accordance with Section 7.01, the Seller shall not, and shall cause its affiliates and agents not to, directly or indirectly solicit or engage in any discussions with any person, firm, entity or group concerning any sale, in whole or in part, of the Business or the Transferred Assets or of any merger or other business combination involving the Business or the Transferred Assets (other than (i) sales of Inventory in the ordinary course of business and (ii) as otherwise permitted by the terms of this Agreement).

SECTION 5.08. Financial Statement Delivery. (a)  If requested by Purchaser, as soon as reasonably practicable following the Closing, Seller shall prepare, and Seller shall request that Seller’s accountants audit (such audit to be at Purchaser’s sole cost and expense) financial statements of the Business for the fiscal year ended December 31, 2007, in a form consistent with the Financial Statements. Nothing contained in this Section 5.08 shall obligate Seller to breach any duty of confidentiality owed to any person whether such duty arises contractually, statutorily or otherwise; provided, however, that if reasonably requested in writing by Purchaser, Seller shall use its reasonable best efforts to obtain a waiver of such duty of confidentiality (it being understood that Seller shall not be required to expend money in connection therewith unless advanced by Purchaser).

(b)  As soon as reasonably practicable following the Closing, Seller shall prepare and shall deliver to Purchaser (i) unaudited Statements of Net Sales and Profits Before Indirects of the Business for the period beginning January 1, 2008 and ending on the last day of the last full fiscal quarter ended prior to the Closing Date, which shall be in a form consistent with the Unaudited Management Account, and (ii) unaudited Combined Statements of Assets and Liabilities of the Business at the last day of the last full fiscal quarter ended prior to the Closing Date, which shall be in a form consistent with the Statements of Assets and Liabilities.

SECTION 5.09. Further Assurances. (a)  After the Closing, each party shall take such further actions and execute such further documents as may be reasonably necessary or reasonably requested by the other party (including with respect to information held by Seller or the Seller Affiliates and their agents in respect of regulatory filings for Transferred Trademarks) in order to effectuate the intent of this Agreement and to provide such other party in all material respects with the intended benefits of this Agreement. Each party shall bear its own expenses incurred in connection with fulfilling any obligations pursuant to this Section 5.09.

(b)  For a period of 90 days after the Closing (and, with Seller’s written consent (not to be unreasonably withheld or delayed), for up to three successive 30-day periods thereafter if requested by Purchaser), Seller shall, or shall cause its affiliates to, at Purchaser’s sole cost and expense, provide such assistance as Purchaser may reasonably request in connection with the transition of Seller’s Canadian marinades business to Purchaser after the Closing Date, which assistance may include Seller or the Seller Affiliates selling Products of the Canadian Marinades Business on behalf of Purchaser (provided that such assistance does not unreasonably disrupt the normal operations of Seller or its affiliates); it being understood and agreed that nothing in this Section 5.09(b) shall convey to Purchaser in any manner whatsoever any right to use the “Knorr” name or mark.

ARTICLE VI

Conditions to Closing

SECTION 6.01. Conditions to Each Party’s Obligation. The obligation of Purchaser to purchase and pay for the Transferred Assets and the obligation of Seller to, or to cause the Seller Affiliates to, sell, transfer, assign and deliver the Transferred Assets to Purchaser is subject to the satisfaction (or waiver by Purchaser and Seller) on or prior to the Closing Date of the following conditions:

(a)  Governmental Approvals. The waiting period under the HSR Act shall have expired or been terminated or HSR Clearance shall have been obtained. All other material Consents of, or registrations, declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity legally required for the consummation of the Acquisition, as set forth on Schedule 6.01(a), shall have been obtained or filed or shall have occurred.

(b)  No Injunctions or Restraints. No Applicable Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Acquisition shall be in effect; provided, however, that each of the parties shall have used its reasonable best efforts as required by Section 5.04.

SECTION 6.02.  Conditions to Obligation of Purchaser. The obligation of Purchaser to purchase and pay for the Transferred Assets is subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties. The representations and warranties of Seller in this Agreement shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case except for breaches as to matters that would not reasonably be expected to have a Business Material Adverse Effect. Purchaser shall have received a certificate signed by an authorized officer of Seller as to the satisfaction of the foregoing condition.

(b)  Performance of Obligations of Seller. Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller by the time of the Closing. Purchaser shall have received a certificate signed by an authorized officer of Seller as to the satisfaction of the foregoing condition.

SECTION 6.03.  Conditions to Obligation of Seller. The obligation of Seller to, or to cause the Seller Affiliates to, sell, transfer, assign and deliver the Transferred Assets is subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties. The representations and warranties of Purchaser in this Agreement shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case except for breaches as to matters that would not reasonably be expected to have a Purchaser Material Adverse Effect. Seller shall have received a certificate signed by an authorized officer of Purchaser as to the satisfaction of the foregoing condition.

(b)  Performance of Obligations of Purchaser. Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing. Seller shall have received a certificate signed by an authorized officer of Purchaser as to the satisfaction of the foregoing condition.

SECTION 6.04.  Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as required by Section 5.04.

SECTION 6.05.  Effect of Certain Waivers of Closing Conditions. If prior to the Closing Purchaser has knowledge of any breach by Seller of any representation, warranty or covenant contained in this Agreement or any Ancillary Agreement (including by way of an update by Seller to the Schedules hereto), the effect of such breach is a failure of any condition to Purchaser’s obligations set forth in this Article VI and Purchaser proceeds with the Closing, Purchaser shall be deemed to have waived such breach and Purchaser and its successors, assigns and affiliates shall not be entitled to be indemnified pursuant to Article VIII, to sue for damages or to assert any other right or remedy for any losses arising from any matters relating to such condition or breach, notwithstanding anything to the contrary contained herein or in any certificate delivered pursuant hereto.

ARTICLE VII

Termination; Effect of Termination

SECTION 7.01.  Termination. (a)  Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(i) by mutual written consent of Seller and Purchaser;

(ii) by Seller, if (x) any of the conditions set forth in Section 6.01 or 6.03 shall have become incapable of fulfillment, and shall not have been waived by Seller, (y) 30 days have elapsed since the receipt by Purchaser of a written notice by Seller of such incapability and (z) Purchaser shall have failed to fulfill such condition within such 30-day period, provided, however, that Seller’s right to terminate this Agreement for failure to receive HSR Clearance shall be governed by clause (v) of this Section 7.01(a);

(iii) by Purchaser, if (x) any of the conditions set forth in Section 6.01 or 6.02 shall have become incapable of fulfillment, and shall not have been waived by Purchaser, (y) 30 days have elapsed since the receipt by Seller of a written notice by Purchaser of such incapability and (z) Seller shall have failed to fulfill such condition within such 30-day period; provided, however, that Purchaser’s right to terminate this Agreement for failure to receive HSR Clearance shall be governed by clause (v) of this Section 7.01(a);

(iv) by Seller or Purchaser, on or after August 15, 2008 (the "Outside Date"), if the Closing does not occur on or prior to the Initial HSR Clearance Date; provided, that, in the event that the Non-Requesting Party consents to an HSR Extension Request, the Outside Date shall be automatically extended until November 15, 2008; provided, further, however, that each of Seller's and Purchaser's right to terminate this Agreement for failure to receive HSR Clearance shall be governed by clause (v) of this Section 7.01(a); or

(v) by Seller or Purchaser in accordance with the terms of Section 5.04(d) hereof (x) on the Initial HSR Clearance Date, if prior to obtaining the HSR Clearance, the Non-Requesting Party notifies the Requesting Party in a HSR Consent Determination Notice that it does not consent to the HSR Extension Request and HSR Clearance is not obtained prior to the close of business on the Initial HSR Clearance Date or (y) on the Extended HSR Clearance Date, if the Non-Requesting Party consents to an HSR Extension Request but HSR Clearance is not obtained prior to the close of business on the Extended HSR Clearance Date.

provided, however, that the party seeking termination pursuant to clause (ii), (iii) or (iv) is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(b)  In the event of termination by Seller or Purchaser pursuant to this Section 7.01, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein:

(i) Each of Purchaser and Seller shall, and shall cause each of their respective directors, officers, employees, agents, representatives and advisors to, return to the other party all documents and other material received from such other party or any of its affiliates relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof;

(ii) all confidential information received by Purchaser, its directors, officers, employees, agents, representatives or advisors with respect to the businesses of Seller and its affiliates (including with respect to the Business) shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement; and

(iii) all confidential information received by Seller and the Seller Affiliates, their directors, officers, employees, agents, representatives or advisors with respect to the business of Purchaser shall be kept confidential in the same manner as the Seller and its affiliates’ confidential information is required to be treated under the Confidentiality Agreement.

SECTION 7.02.  Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 7.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 5.03 relating to the obligation of Purchaser to keep confidential certain information and data obtained by it from Seller or Seller’s representatives, (ii) Section 11.03 relating to certain expenses, (iii) Section 5.05 relating to finder’s fees and broker’s fees, (iv) Section 7.01 and this Section 7.02 and (v) Section 10.01 relating to publicity. Nothing in this Section 7.02 shall be deemed to release any party from any liability for any breach by such party of the terms, conditions, covenants and other provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement; provided, however, in the event of a termination pursuant to Section 7.01(a)(v), payment of the

Termination Fee shall be in full and final settlement of any and all obligations that may be owed by Purchaser to Seller arising out of this Agreement or the transactions contemplated herein, including the termination thereof.

ARTICLE VIII

Indemnification

SECTION 8.01.  Indemnification by Seller. Subject to the limitations set forth in Section 8.04, from and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser and its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Purchaser Indemnitees”) from and against any and all Claims, Proceedings, losses, damages, liabilities, obligations or expenses, including reasonable third-party legal fees and expenses (collectively, “Losses”), to the extent arising or resulting from any of the following:

(i) any breach as of the Closing Date of any representation or warranty of Seller contained in this Agreement;

(ii) any breach of any covenant of Seller contained in this Agreement;

(iii) any Retained Liability; and

(iv) any fees, expenses or other payments incurred or owed by Seller to any agent, broker, investment banker or other firm or person retained or employed by it in connection with the transactions contemplated by this Agreement.

SECTION 8.02.  Indemnification by Purchaser. Subject to the limitations set forth in Section 8.04, from and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller and each of its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Seller Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following:

(i) any breach as of the Closing Date of any representation or warranty of Purchaser contained in this Agreement;

(ii) any breach of any covenant of Purchaser contained in this Agreement;

(iii) any Assumed Liability; and

(iv) any fees, expenses or other payments incurred or owed by Purchaser or its affiliates to any agent, broker, investment banker or other firm or person retained or employed by it in connection with the transactions contemplated by this Agreement;

provided, that Purchaser shall have no liability to indemnify, defend or hold harmless any Seller Indemnitee from or against any Loss if Purchaser has paid the Termination Fee as a result of the termination of this Agreement in accordance with Section 7.01(a)(v).

SECTION 8.03.  Indemnification Procedures. (a)  Procedures Relating to Indemnification of Third Party Claims. If any party (the “Indemnified Party”) receives written notice of the commencement of any action or proceeding or the assertion of any Claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Section 8.01 or 8.02 (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article VIII, the Indemnified Party shall promptly provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant notices and documents (including court papers) evidencing such Third Party Claim and the basis for indemnification sought and otherwise in reasonable detail. The failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party from liability on account of this indemnification, except to the extent that the Indemnifying Party is actually prejudiced thereby. The Indemnifying Party will have the right to assume the defense of the Indemnified Party against the Third Party Claim with counsel of its choice, which counsel must be reasonably acceptable to the Indemnified Party. So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith, (i) the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, (ii) the Indemnified Party may retain separate co-counsel (not reasonably objected to by the Indemnifying Party) at its sole cost and expense and participate in the defense of the Third Party Claim, it being understood that the Indemnifying Party shall control such defense, (iii) the Indemnifying Party will not (A) admit to any wrongdoing or (B) consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim to the extent such judgment or settlement provides for equitable (including injunctive) relief, in each case, without the prior written consent of the Indemnified Party, (such written consent will not be unreasonably withheld or delayed ) and (iv) all the Indemnified Parties shall cooperate in the defense or prosecution thereof, including the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall be deemed to have waived any right to indemnification hereunder if it admits any liability with respect to, or consents to the entry of any judgment or enters into any settlement with respect to or otherwise compromises or discharges the Third Party Claim without the prior written consent of the Indemnifying Party (other than for Claims in respect of Taxes, such written consent not to be unreasonably withheld or delayed). If the Indemnifying Party has not assumed the defense of a Third Party Claim, then the Indemnified Party may file any papers, admit any liability with respect to, or consent to the entry of any judgment or enter into any settlement with respect to or otherwise compromise or discharge any Third Party Claim upon not less than ten days’ prior written notice to the Indemnifying Party. The parties will use commercially reasonable efforts to minimize Losses from Third Party Claims and will act in good faith in responding to, defending against, settling or otherwise dealing with such Claims. The parties will also cooperate in any such defense and give each other reasonable access to all information relevant thereto. For the avoidance of doubt, if the Indemnifying Party has assumed the defense, such Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any judgment that was consented to without the Indemnifying Party’s prior written consent.

(b)  Procedures for Non-Third Party Claims. The Indemnified Party will notify the Indemnifying Party in writing promptly of its discovery of any matter that does not involve a Third Party Claim and that gives rise to a claim of indemnity pursuant hereto, with such written notice stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant notices and documents (including court papers) evidencing such matter and the basis for indemnification sought and otherwise in reasonable detail. The failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party from liability on account of this indemnification, except to the extent that the Indemnifying Party is actually prejudiced thereby. The Indemnifying Party will have 60 days from receipt of any such notice to give notice of dispute of the claim to the Indemnified Party, which notice shall state in reasonable detail the reason(s) for such dispute. The Indemnified Party will reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation will include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

SECTION 8.04.  Limitations on Indemnification. (a)  Notwithstanding the foregoing provisions of this Article VIII, (i) neither party shall be liable, pursuant to Section 8.01 or Section 8.02, for any indemnifiable Losses suffered by any Purchaser Indemnitee or any Seller Indemnitee, as applicable, arising out of a breach of any representation, warranty or covenant herein unless a claim therefor is asserted in writing within the applicable Survival Period, failing which such claim shall be waived and extinguished, (ii) Seller shall not be liable, pursuant to Section 8.01(i), for (x) any Losses suffered by any Purchaser Indemnitee arising out of a breach of any representation or warranty of Seller herein unless the aggregate of all such Losses suffered by the Purchaser Indemnitees exceeds, on a cumulative basis, $7,500,000, and then only to the extent of any such excess or (y) the first fifteen individual items where the Loss relating thereto is less than $50,000 and such fifteen items shall not be aggregated for purposes of the immediately preceding clause (x), (iii) the aggregate liability of Seller hereunder, pursuant to Section 8.01(i), for Losses suffered by the Purchaser Indemnitees shall in no event exceed $120,000,000, and (iv) neither party hereto shall be liable to the other for indirect, special, incidental, consequential or punitive damages claimed by such other party resulting from such first party’s breach of its representations, warranties or covenants hereunder. In no event shall Seller be obligated to indemnify the Purchaser Indemnitees or any other person with respect to any matter to the extent that such matter was taken into account in the calculation of the adjustment to the Closing Date Payment, if any, pursuant to Section 2.03(c). The representations, warranties, covenants and agreements contained in this Agreement and in any document delivered in connection herewith shall survive the Closing solely for purposes of this Article VIII as follows (each, a “Survival Period”):  (i) the representations and warranties in Articles III and IV shall survive for eighteen months following the Closing Date except that, the representations and warranties contained in Sections 3.01 and 4.01 (Organization and Standing), Sections 3.02 and 4.02 (Authority; Execution and Delivery; Enforceability) and Section 3.05 (Good and Valid Title) shall survive until the applicable statute of limitations expires and except that the representations and warranties contained in Section 3.09 (Taxes) shall survive until the statute of limitations with respect to any Taxes described therein expires (giving effect to any waiver, mitigation or extension thereof) and (ii) the covenant in Section 5.02 (Access to Information) shall not survive the Closing and all other covenants herein shall survive in accordance with their respective terms.

(b)  Purchaser and Seller shall reasonably cooperate with each other with respect to resolving any Claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by making reasonable best efforts to mitigate or resolve any such Claim or liability.

(c)  Purchaser acknowledges and agrees that, (i) other than the representations and warranties of Seller specifically contained in Article III of this Agreement and in the Ancillary Agreements, none of Seller, any of its affiliates or any other person has made any representation or warranty either expressed or implied (A) with respect to the Business, the Transferred Assets, the Assumed Liabilities or the transactions contemplated hereby or by the Ancillary Agreements or (B) as to the accuracy or completeness of any information regarding the Business, the Transferred Assets, the Assumed Liabilities or the transactions contemplated hereby or by the Ancillary Agreements furnished or made available to Purchaser and its representatives, (ii) Purchaser has not relied on any representation or warranty from Seller, any Seller Affiliate or any other person in determining to enter into this Agreement, except as expressly set forth in this Agreement and the Ancillary Agreements and (iii) Purchaser shall have no claim or right to indemnification pursuant to this Article VIII, and none of Seller, any of its affiliates or any other person shall have or be subject to any liability to Purchaser or any other person with respect to, any information, documents or materials furnished by Seller, any of its affiliates or any of their respective officers, directors, employees, agents or advisors to Purchaser, including the Confidential Memorandum dated July 2007 prepared by Lehman Brothers and any information, documents or material made available to Purchaser and its representatives in certain “data rooms”, management presentations or any other form in expectation of the transactions contemplated hereby (it being understood that this clause (iii) does not supersede or otherwise affect the representations and warranties of Seller specifically contained in Article III of this Agreement and the Ancillary Agreements). Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that, except as expressly set forth in this Agreement and the Ancillary Agreements, neither Seller nor any of the Seller Affiliates makes any representations or warranties relating to the maintenance, repair, condition, design, performance or marketability of any Transferred Asset, including merchantability or fitness for a particular purpose. Purchaser acknowledges and agrees that it shall obtain rights in the Transferred Equipment and the Transferred Inventory in their present condition and state of repair, “as is” and “where is”.

(d)  Each of Purchaser and Seller further acknowledges and agrees that, should the Closing occur, its sole and exclusive remedy with respect to any and all Claims relating to this Agreement, the Business, the Transferred Assets, the Excluded Assets, the Assumed Liabilities, the Retained Liabilities or the transactions contemplated hereby (other than (i) a Claim for payment due pursuant to Section 2.03(c), (ii) Claims of, or causes of action arising from, fraud, (iii) claims arising solely under any Ancillary Agreement and (iv) as provided in Section 11.14) shall be pursuant to the indemnification provisions set forth in this Article VIII. In furtherance of the foregoing, each of Seller and Purchaser hereby waives, from and after the Closing, any and all rights, claims and causes of action (other than (i) a claim for payment due pursuant to Section 2.03(c), (ii) claims of, or causes of action arising from, fraud, (iii) claims arising solely under any Ancillary Agreement and (iv) as provided in Section 11.14) it may have against the other party or any of such other party’s affiliates or any of their respective directors, officers and employees arising under or based upon this Agreement, any Ancillary Agreement, any document or certificate delivered in connection herewith, any Federal, state, provincial, local or foreign statute, law, ordinance, rule or regulation, common law or otherwise (except pursuant to the indemnification provisions set forth in this Article VIII).

SECTION 8.05.  Calculation of Indemnity Payments. (a)  The amount of any Loss for which indemnification is provided under this Article VIII shall be net of any amounts recovered by the Indemnified Party under third party insurance policies with respect to such Loss and shall be (a) increased to take account of any net Tax cost actually incurred by the Indemnified Party arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (b) reduced to take account of any net Tax benefit actually realized by the Indemnified Party arising from the incurrence or payment of any such indemnified amount. In computing the amount of any such Tax cost or Tax benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified amount. Following payment by the Indemnifying Party of any Losses, if the Indemnified Party receives any third party insurance recovery in respect of such Losses, the Indemnified Party shall promptly pay over to the Indemnifying Party the amount of such insurance recovery (but not more than the amount of such Losses). The Losses paid by the Indemnifying Party in respect of which there has been a third party insurance recovery that the Indemnified Party has paid over to the Indemnifying Party in accordance with the preceding sentence shall not be counted toward the Indemnifying Party’s maximum aggregate liability under Section 8.04. The Indemnified Party agrees to use reasonable best efforts to pursue and collect on any recovery available from any insurance policy available to it and to net any such recovery against any claim for indemnification hereunder or, if an indemnification claim has already been resolved, against the amount paid pursuant to such resolution.

(b)  For purposes of determining the amount of the Loss in respect of any indemnity claim pursuant to Sections 8.01 and 8.02 (but not for purposes of the initial determination as to whether an inaccuracy exists or a breach has occurred giving rise to a right of indemnification), the representations and warranties made by each of Seller and Purchaser in this Agreement shall be read without regard to any “Business Material Adverse Effect”, “Purchaser Material Adverse Effect” or other materiality qualifiers contained therein.

SECTION 8.06.  Tax Treatment of Indemnification. For all Tax purposes, Purchaser and Seller agree to treat (and shall cause each of their respective affiliates to treat) any indemnity payment under this Agreement as an adjustment to the Final Purchase Price unless a final determination by the relevant Taxing Authority (which shall include, in the case of the Internal Revenue Service (the “IRS”), the execution of an IRS Form 870-AD or successor form) provides otherwise.

ARTICLE IX

Tax Matters

SECTION 9.01.  Tax Matters. (a)  (i)  At least fourteen (14) calendar days prior to the Closing Date, Seller shall provide Purchaser with an estimate of the allocation of the total consideration (including liabilities assumed) among the Transferred Assets. This estimate will be used at the Closing. If Purchaser does not agree with such estimate, Seller and Purchaser shall use good faith efforts to agree on an estimate prior to the Closing Date. If the parties cannot agree on such estimate prior to the Closing Date, Seller’s estimate shall be used for allocating the total consideration pursuant to this Agreement at the Closing.

(ii)  Without regard to the estimate determined pursuant to Section 9.01(a)(i), within ninety (90) calendar days of the determination of the Final Purchase Price, Seller shall provide Purchaser a proposed allocation (the “Allocation”) prepared in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder of the total consideration (including liabilities assumed) among the Transferred Assets. The Allocation shall become final and binding twenty (20) calendar days after Seller provides the Allocation to Purchaser, unless Purchaser objects in good faith. In that case, the parties will attempt in good faith to agree upon the Allocation. If the parties cannot agree on the Allocation, each party hereto shall use its own allocation, as each such party shall deem appropriate.

(iii)  Any adjustments to the Final Purchase Price shall be allocated in accordance with the agreement reached as set forth in Section 9.01(a)(ii).

(iv)  Seller (and its affiliates) and Purchaser (and its affiliates) agree to file all Tax Returns consistent with the final versions of the allocations and forms described in this Section 9.01.

(b)  (i)  Seller and Purchaser shall cooperate in timely making all filings, returns, reports and forms as may be required in connection with Purchaser’s and Seller’s payment of Transfer Taxes. Each party shall execute and deliver all instruments and certificates reasonably necessary to enable the other to comply with any filing requirements relating to any such Transfer Taxes.

(ii)  Each of Purchaser and Seller shall pay one-half of the aggregate amount of any Transfer Taxes; provided, however, that each of Seller and each of the Seller Affiliates shall use reasonable efforts to avail itself of any available exemptions from any such Transfer Taxes, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemption.

(c)  Purchaser, Seller and each of the Seller Affiliates agree, until the expiration of the applicable statute of limitations, to provide each other with such information and assistance as is reasonably necessary, including access to records and personnel, for the preparation of any Tax Returns or for the defense of any Tax claim or assessment, whether in connection with an audit or otherwise.

(d)  Seller shall furnish to Purchaser on or prior to the Closing Date a certificate of its non-foreign status complying with the provisions of United States Treasury Regulation Section 1.1445-2(b).

ARTICLE X

Additional Agreements

SECTION 10.01.  Publicity. From the date of this Agreement through the Closing Date, no public release or announcement concerning the transactions contemplated hereby or by any Ancillary Agreement shall be issued by any party without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by law or the rules or regulations of any United States or foreign securities exchange or as shall be provided in investor relations calls with analysts, shareholders and other interested parties, in which case the party required to make the release, announcement or investor relations call shall allow the other party reasonable time to comment on such release, announcement or investor relations call script in advance of such issuance or call; provided, however, that each of the parties may make internal announcements to their respective affiliates and employees that are consistent with the parties’ prior public disclosures regarding the transactions contemplated hereby.

SECTION 10.02.  No Use of Certain Names. Purchaser shall, and shall cause its subsidiaries and the Business, promptly, and in any event (a) within 180 days after the Closing, to revise print advertising, Product labeling and all other information or other materials, including any Internet or other electronic communications vehicles, to delete all references to the Names and (b) within 90 days after the Closing, to change signage and stationery and otherwise discontinue use of the Names; provided, however, that for a period of 180 days after the Closing Date Purchaser may continue to distribute product literature relating to the Business that uses any Names and distribute Products with labeling that uses any Names to the extent that such product literature and labeling exists on the Closing Date. In no event shall Purchaser, any of its subsidiaries or the Business use any Names after the Closing in any manner or for any purpose different from the use of such Names by Seller and the Seller Affiliates during the 90-day period preceding the Closing. With respect to the Transferred Inventory, Purchaser may continue to sell such Transferred Inventory, notwithstanding that it bears one or more of the Names, for six months after the Closing. “Names” means “Unilever”, “Bestfoods”, “Unilever Bestfoods”, “Unilever Foodsolutions”, “Knorr” and “Carb Options” and any variants and derivatives thereof and any other logos or trademarks of Seller or its affiliates not included in Schedule 1.02(a)(iii) or (iv).

SECTION 10.03.  Support Services. Purchaser acknowledges that, except as provided in the Transitional Services Agreement and the Manufacturing Agreement, as of the Closing Date, neither Seller nor any of its affiliates shall have any obligation to provide any support or other services to Purchaser.

SECTION 10.04.  Post-Closing Information. (a)  Following the Closing, upon reasonable written notice to Purchaser, Purchaser shall afford or cause to be afforded to Seller and its affiliates and their employees, counsel, auditors and representatives reasonable access to the personnel, properties, books, Contracts, commitments and records relating to the Business for any reasonable business purpose, including in respect of litigation, insurance matters, financial reporting and accounting of Seller and its affiliates; provided that such access does not unreasonably disrupt the normal operations of Purchaser or its affiliates.

(b)  Following the Closing, upon reasonable written notice to Seller, Seller shall, or shall cause the Seller Affiliates to, afford to Purchaser and its affiliates reasonable access to Seller’s or the Seller Affiliates’ personnel, properties, books, Contracts, commitments and records relating to the Business for any reasonable business purpose, including in respect of litigation, insurance matters and financial reporting of Purchaser and its affiliates; provided, however, that such access does not unreasonably disrupt the normal operations of Seller or any of its affiliates.

(c)  Nothing contained in this Section 10.04 shall oblige either party or any of their respective affiliates to breach any duty of confidentiality owed to any person whether such duty arises contractually, statutorily or otherwise.

SECTION 10.05.  Books and Records. (a)  Purchaser shall retain the books and records of the Business which constitute Transferred Assets for no less than six years after the Closing Date. Seller shall, and shall cause the Seller Affiliates to, retain all other books and records of the Business existing on the Closing Date for no less than six years after the Closing Date and make such other books and records available to Purchaser upon Purchaser’s reasonable request.

(b)  Purchaser recognizes that certain books and records may contain information relating to subsidiaries, divisions or businesses of Seller and its affiliates other than the Business and that Seller and its affiliates may redact such information before making such books and records available to Purchaser.

SECTION 10.06.  Bulk Transfer Laws. Purchaser hereby waives compliance by Seller and the Seller Affiliates with the provisions of any so-called “bulk transfer laws” of any jurisdiction in connection with the Acquisition.

SECTION 10.07.  Refunds and Remittances. After the Closing, if Seller or any of its affiliates receive any refund or other amount which is a Transferred Asset or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement, Seller promptly shall remit, or shall cause to be remitted, such amount to Purchaser at the address set forth in Section 11.04. After the Closing, if Purchaser or any of its affiliates receive any refund or other amount which is an Excluded Asset or is otherwise properly due and owing to Seller or any of its affiliates in accordance with the terms of this Agreement, Purchaser promptly shall remit, or shall cause to be remitted, such amount to Seller at the address set forth in Section 11.04. After the Closing, if Purchaser or any of its affiliates receive any refund or other amount which is related to Claims (including workers’ compensation), litigation, insurance or other matters for which Seller is responsible hereunder, and which amount is not a Transferred Asset, or is otherwise properly due and owing to Seller in accordance with the terms of this Agreement, Purchaser promptly shall remit, or cause to be remitted, such amount to Seller at the address set forth in Section 11.04. After the Closing, if Seller or any of its affiliates receive any refund or other amount which is related to Claims, litigation, insurance or other matters for which Purchaser is responsible hereunder, and which amount is not an Excluded Asset, or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement, Seller promptly shall remit, or cause to be remitted, such amount to Purchaser at the address set forth in Section 11.04.

SECTION 10.08.  Termination of Licenses and Cancellation of Registrations. As of the Closing, Seller shall terminate, and shall cause Seller’s Affiliates to terminate, all licenses and sublicenses of the Transferred Intellectual Property (including those matters disclosed on Schedule 3.06(a) and marked with an asterisk), and shall cancel or caused to have cancelled each trademark registration that (a) includes any of the Brands, in whole or in part, and (b) is not included in the Transferred Assets.

ARTICLE XI

Miscellaneous

SECTION 11.01.  Assignment. Neither this Agreement nor any of the rights and obligations of the parties hereunder may be assigned or transferred by any of the parties hereto (including by operation of law in connection with a merger or consolidation of Purchaser, Seller or any Seller Affiliate) without the prior written consent of the other party hereto, except that (a) Purchaser may assign any of its rights and obligations hereunder to any of its direct or indirect, wholly-owned subsidiaries, without the prior written consent of Seller, and (b) Seller may assign any rights and obligations hereunder to any of Seller, Unilever United States, Inc. and their respective affiliates, including Unilever N.V., Unilever PLC and the direct and indirect subsidiaries of either or both of them without the prior written consent of Purchaser. Notwithstanding the foregoing, each of Seller and Purchaser shall remain liable for all of their respective obligations under this Agreement. Subject to the first sentence of this Section 11.01, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and no other person shall have any right, obligation or benefit hereunder. Any attempted assignment or transfer in violation of this Section 11.01 shall be void.

SECTION 11.02.  No Third-Party Beneficiaries. Except as provided in Article VIII, this Agreement is for the sole benefit of the parties hereto and their permitted assigns, and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights, obligations or benefits hereunder.

SECTION 11.03.  Expenses. Whether or not the transactions contemplated by this Agreement are consummated, except as otherwise expressly provided herein each of the parties hereto shall be responsible for the payment of its own respective costs and expenses incurred in connection with the negotiations leading up to and the performance of its respective obligations pursuant to this Agreement and the Ancillary Agreements including the fees of any attorneys, accountants, brokers or advisors employed or retained by or on behalf of such party. Purchaser shall pay any filing fee required under the HSR Act and all other Applicable Laws relating to competition.

SECTION 11.04.  Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) three business days following sending by registered or certified mail, postage prepaid, (b) when sent, if sent by facsimile; provided that the facsimile transmission is promptly confirmed by telephone, (c) when delivered, if delivered personally to the intended recipient, and (d) one business day following sending by overnight delivery via a national courier service and, in each case, addressed to a party at the following address for such party:

(i) if to Seller,

Conopco, Inc.

c/o Unilever United States, Inc.

700 Sylvan Avenue

Englewood Cliffs, NJ 07632

Attention:  General Counsel

Facsimile:  (201) 894-2727

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

Attention:  Mark I. Greene, Esq.

Facsimile:  (212) 474-3700

(ii) if to Purchaser,

McCormick & Company, Incorporated

18 Loveton Circle

P.O. Box 6000

Sparks, Maryland  21152-6000

Facsimile:  (410) 527-8228

Attention:  Corporate Secretary

Email:  bob_skelton@mccormick.com, and

geoff_carpenter@mccormick.com

with a copy to:

DLA Piper US LLP

500 Eighth Street, NW

Washington, DC 20004

Facsimile:  (202) 799-5200

Attention:  Theodore D. Segal, Esq.

Email:  Theodore.segal@dlapiper.com

or to such other address(es) as shall be furnished in writing by any such party to the other party hereto in accordance with the provisions of this Section 11.04.

SECTION 11.05.  Headings; Certain Definitions. (a)  The descriptive headings of the several Articles and Sections of this Agreement and the Exhibits, Schedules and Table of Contents to this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement. All references herein to “Articles”, “Sections”, “Exhibits” or “Schedules” shall be deemed to be references to Articles or Sections hereof or Exhibits or Schedules hereto unless otherwise indicated.

(b)  For all purposes hereof:

“affiliate” of any party means any person or entity controlling, controlled by or under common control with such party and, in the case of Seller, shall include Unilever N.V., Unilever PLC and any entity a majority of the voting shares of which is owned directly or indirectly by Unilever N.V. or Unilever PLC or both of them together (including the Seller Affiliates).

“business day” shall refer to a day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in New York City.

“Business” means (i) the business of manufacturing, marketing, distributing and selling food products under the Brands, including the manufacturing, marketing, distributing and selling of the Products as such business is currently conducted by Seller and the Seller Affiliates and (ii) the business of manufacturing, marketing, distributing and selling marinades through retail channels to end-users located in Canada, as such business is currently conducted by Seller and the Seller Affiliates under the brand “Knorr”; it being understood and agreed that nothing in this clause (ii) or otherwise in this Agreement shall convey to Purchaser in any manner whatsoever any right to use the “Knorr” name or mark.

“Business Material Adverse Effect” means a material adverse effect (i) on the financial condition or results of operations of the Business (including the Transferred Assets and the Assumed Liabilities) or (ii) on the ability of Seller to consummate the Acquisition. For purposes of this Agreement, “Business Material Adverse Effect” shall exclude any effects to the extent resulting from (A) changes in law or applicable accounting regulations or principles or interpretations thereof, (B) any outbreak or escalation of hostilities or war or any act of terrorism, (C) changes in the United States or foreign economies in general, (D) changes in industries relating to the Business in general and not specifically relating to the Business, (E) the announcement by Seller of its intention to sell the Business or (F) the execution of this Agreement (including the identity of Purchaser) or any of the Ancillary Agreements and the consummation of the transactions contemplated hereby or thereby.

“Canadian Marinades Business” means the operations described in clause (ii) of the definition of the term “Business”.

“$” means United States dollars.

“including” means including, without limitation.

“knowledge of Seller” means the actual knowledge of Amanda Sourry, Christiane Paul, Lonnie Robinson, Robert Matthews or Robert Talbot and, solely with respect to Trademarks in the United States, Mitchell Frank, in each case after due inquiry.

“person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Power Packaging Agreement” means that certain Manufacturing Agreement dated as of November 22, 2002 between Power Packaging, Inc. and Seller d/b/a a Unilever Bestfoods North America, as supplemented by the Addendum to Manufacturing Agreement dated as of such date.

“Products” means (i) products of any Brand held for sale by Seller or a Seller Affiliate and (ii) marinades held for sale by Seller or a Seller Affiliate under the “Knorr” brand in Canada, in either case on the date of this Agreement and on the Closing Date, and including those products represented by the SKUs set forth in Schedule 11.05(b); it being understood and agreed that nothing in clause (ii) above or otherwise in this Agreement shall convey to Purchaser in any manner whatsoever any right to use the “Knorr” name or mark.

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such first person.

SECTION 11.06.  Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered, in person or by facsimile, or by electronic image scan, receipt acknowledged, to the other party hereto.

SECTION 11.07.  Integrated Contract; Exhibits and Schedules. This Agreement, including the Schedules (and the Introduction thereto) and Exhibits hereto, any written amendments to the foregoing satisfying the requirements of Section 11.13 hereof, the Confidentiality Agreement and the Ancillary Agreements, including the schedules, exhibits and annexes thereto, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede any previous agreements and understandings between the parties with respect to such matters. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. There are no restrictions, promises, representations, warranties, agreements or undertakings of any party hereto with respect to the transactions contemplated by this Agreement, the Confidentiality Agreement or the Ancillary Agreements other than those set forth herein or therein or in any other document required to be executed and delivered hereunder or thereunder. In the event of any conflict between the provisions of this Agreement (including the Schedules (and the Introduction thereto) and Exhibits hereto), on the one hand, and the provisions of the Confidentiality Agreement or the Ancillary Agreements (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall control.

SECTION 11.08.  Severability; Enforcement. The invalidity, illegality or unenforceability of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

SECTION 11.09.  Governing Law. This Agreement and any disputes arising under or related thereto (whether for breach of contract, tortious conduct or otherwise) shall be governed and construed in accordance with the laws of the State of New York, without reference to its conflicts of law principles (other than Section 5-1401 of the General Obligations Law of the State of New York).

SECTION 11.10.  Jurisdiction. Each party irrevocably agrees that any legal action, suit or proceeding against them arising out of or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) shall be brought exclusively in the United States District Court for the Southern District of New York, or, if such court does not have subject matter jurisdiction, the state courts of New York located in New York County and hereby irrevocably accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam, with respect to any such action, suit or proceeding. Each of Purchaser and Seller irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, any Ancillary Agreement or the transactions contemplated hereby and thereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. This Section 11.10 shall not apply to any dispute under Section 2.03 that is required to be decided by the Independent Expert.

SECTION 11.11.  Service of Process. Each party agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters for which it has submitted to jurisdiction pursuant to Section 11.10.

SECTION 11.12.  Waiver of Jury Trial.  Each party hereby waives to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 11.12.

SECTION 11.13.  Amendments. This Agreement may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by each of the parties hereto or, in the case of a waiver, by or on behalf of the party waiving compliance.

SECTION 11.14.  Specific Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law (i) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached prior to the Closing and (ii) in respect of a matter that is the subject of Section 8.03(b) hereof. It is accordingly agreed that, prior to the Closing (in the case of clause (i) in the preceding sentence) and at any time (in the case of clause (ii) in the preceding sentence), the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of New York located in New York County or any Federal court sitting in the State of New York located in New York County, this being in addition to any other remedy to which they are entitled at law or in equity.

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IN WITNESS WHEREOF, Seller and Purchaser have duly executed this Agreement as of the date first written above.

CONOPCO, INC., as Seller,

by

Name:
Title:

McCORMICK & COMPANY, INCORPORATED, as Purchaser,

by

Name:
Title: